SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (lviii)	3QTR06 Earnings Release with Full Financial Statements: October 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: October 25th, 2006	By:	/s/ Álvaro Pérez de Lema
Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

Results JANUARY-SEPTEMBER 2006 Madrid, October 25, 2006

ENDESA results for the first nine months of 2006

ENDESA reports net income of Euro 2,508 million, an increase of 61.2%.

Excellent results firmly underpinned by efficient business management

Gross operating profit (EBITDA) rose 24.6% vs. 9M05 to Euro 5,479 million.

Operating profit (EBIT) advanced 32.3% to Euro 4,109 million.

Strong growth in all businesses

The Spanish and Portuguese business recorded net income of Euro 1,503 million, up 43% over 9M05.

Net income from the business in Europe rose 50.5% to Euro 426 million.

In Latin America, net income jumped by 119.4% to Euro 408 million.

These results leave ENDESA on track to easily meet 2005-2009 Strategic Plan targets, which were revised up in July 2006

Forecasts for net income and EBITDA growth for full-year 2006 are in line with targets.

The company’s proactive business management policy and its healthy project portfolio ensure efficient growth over the next few years.

Net income performance is in line with the company’s target to pay out Euro 9,900 million in dividends during 2005-2009

Results for the first nine months of 2006 confirm that the Company will be in a position to propose a dividend payment of at least Euro 1.6 per share against this year´s earnings at the General Shareholders' Meeting.

ENDESA’s Board of Directors has agreed to pay a gross interim dividend of Euro 0.50 per share against 2006 earnings. This represents an increase of 63.9% on the interim dividend paid against 2005 earnings.

CONTENTS

Key facts and figures for 9M06 4

Consolidated results 12

Strategic Plan progress 21

Results by business line 24

Business in Spain and Portugal 25

Business in Europe 38

Business in Latin America 44

Statistical appendix 52

KEY FACTS AND FIGURES
FOR 9M06

SHARP NET INCOME GROWTH IN ALL BUSINESSES

¾  ENDESA reports net income of Euro 2,508 million, an increase of 61.2% vs. 9M05.

¾  The business in Spain and Portugal posted net income of Euro 1,503 million in 9M06, an increase of 43%.

¾  Net income from the business in Europe rose 50.5% to Euro 426 million.

¾  Net income from the business in Latin America jumped 119.4% to Euro 408 million.

STRONG INCREASES IN MAIN INCOME STATEMENT ITEMS

¾  The gross margin in the first nine months of the year was Euro 7,819 million, 20.3% higher than in 9M05.

¾  EBITDA rose 24.6% to Euro 5,479 million.

¾  EBIT increased 32.3% to Euro 4,109 million

¾  Cash flow from operating activities totalled Euro 3,318 million, 13.3% higher than in 9M05.

IMPROVED OUTPUT AND SHARP INCREASE IN ELECTRICITY SALES IN ALL BUSINESSES

¾  ENDESA’s total generation output in the first nine months of 2006 amounted to 141,029 GWh, an increase of 2.9% on the 9M05.

¾  Sales totalled 164,324 GWh, 9% more than in the first nine months of 2005, with increases of 9.1% in the Spanish and Portuguese business, 13.4% in Europe and 5.2% in Latin America.

THESE RESULTS LEAVE THE COMPANY ON TRACK TO EASILY MEET TARGETS SET FOR 2006 IN THE STRATEGIC PLAN

¾  In the first nine months of the year the Company generated 79.1% and 86.5% of the full-year EBITDA and net income targets, respectively.

¾  The Board of Directors agreed to pay a gross interim dividend against 2006 earnings of Euro 0.50 per share, 63.9% higher than the interim dividend paid against 2005 earnings.

¾  This dividend payment is in line with the goal of paying a dividend of at least Euro 1.6 per share against 2006 earnings and a total of Euro 9,900 million between 2005 and 2009.

BUSINESS IN SPAIN AND PORTUGAL

Strong increases in the main income statement items against a backdrop of regulatory change

¾  Net income from the business in Spain and Portugal increased by 43% to Euro 1,503 million over 9M05 and accounted for 59.9% of ENDESA's total net income.

¾  EBITDA grew 22.9% to Euro 2,926 million and EBIT by 29.3% to Euro 2,112 million.

¾  The excellent performance by this business was achieved despite having to record generation sales to the Company’s regulated customers at the provisional price of €42.35 per MWh pursuant to Royal Decree Law 3/2006, significantly below market prices. The negative impact of this provisional price on EBITDA and net income was Euro 254 million and Euro 165 million, respectively.

¾  With the enactment in 1Q06 of the regulation for the island and non-mainland electricity systems, in 9M06 ENDESA booked Euro 197 million of higher compensation after tax for generation in these systems between 2001 and 2005.

¾  9M06 figures also included a Euro 1,194 million asset related to the revenue shortfall from regulated activities in the period. Had this asset not been recorded, the impact of the deficit on net income would have been Euro 776 million.

Competitive position reinforced by mainland generation mix

¾  Through September this year, which featured a major drought, ENDESA’s hydro and nuclear generation output accounted for 42% of the mainland generation mix, compared to 33.1% for the rest of the sector.

¾   ENDESA’s mainland thermal plants achieved a 73% load factor in 9M06, well above the 61% average for the rest of the sector. The load factor at the Company’s coal plants was a noteworthy 79%.

¾  The trend in ENDESA’s mainland unit fuel costs in the first nine months was positive, rising just 0.1% over 9M05, despite market price increases and compared to an estimated 7.3% rise for the rest of the sector.

Active management of CO2 emission costs

¾  ENDESA has a broad portfolio of carbon credits derived from its Clean Development Mechanisms (CDM) at highly competitive prices.

¾  ENDESA signed Emissions Reduction Purchase Agreements (ERPA) for a total of 71.9 million tonnes of CO2, Letters of Intent (LOI) for 25.1 million tonnes of additional volume and has projects under analysis amounting to another 104.1 million tonnes of CO2.

982 MW of new installed capacity in 9M06

¾  ENDESA added 982 MW of new capacity to its generation facilities in 9M06, representing 74.4% of new capacity planned for the full year and indicating significant progress in the New Capacity Plan.

¾  New capacity includes the completion of the 400 MW Cristóbal Colón CCGT in Huelva, 424 MW in non-mainland systems installed to meet growing demand in these markets, and 158 MW of new renewables/CHP capacity.

¾  Work on the 800M MW CCGT As Pontes plant (La Coruña) is progressing according to schedule. This plant is scheduled to be commissioned in 2007. Group 3, 367MW conversion to imported coal.is also on track.

¾  In Portugal, this October the Eólicas de Portugal consortium - in which ENDESA has a 30% stake - was awarded the project to develop 1,200 MW of wind capacity, the largest in the Portuguese wind tender.

¾  ENDESA, together with International Power, has been awarded a connection point for two 400MW CCGTs at the Tejo site. The operating license should be awarded before the end of this year.

Strong growth in EBIT from CHP and renewables: +33.3%

¾  Revenues from sales of renewable/CHP energy generated by ENDESA’s consolidated companies totalled Euro 195 million, 29.1% more than in the first nine months of 2005.

¾  EBITDA from this business increased by 33.3% to Euro 132 million, and EBIT by 32.3% to Euro 86 million.

Service quality at record high levels; value unlocked at the supply business

¾  In 9M06 the cumulative average interruption duration index (SAIDI) was 1 hour and 39 minutes, an improvement of 9% vs. 9M05.

¾  These figures confirm the success of the operational enhancements implemented and investments made in new distribution infrastructure in recent years. They enable the Company to consolidate its market position and leverage the value of its broad customer base, which currently stands at 11,139,395 in the regulated market and 1,084,386 in the deregulated market.

Sales by ENDESA in the deregulated market rose 5% to 28,802 GWh in 9M06, with an average sales price at €73 per MWh. This activity represents an important hedge against wholesale market prices volatility, as well as providing the generation business with a reasonable and guaranteed return over the medium and long term.

¾   The largest investor of any Spanish utility

¾  ENDESA invested Euro 1,725 million in Spain and Portugal in 9M06, of which Euro 1,549 million, or 89.8%, was capex. This underscores its status as the largest investor among Spanish utilities.

¾  Euro 854 million of capex was spent on distribution facilities.

Total market share of 11.9% in the natural gas market

¾  ENDESA sold a total of 19,603 GWh in the Spanish natural gas market in 9M06, 21.6% more than in 9M05. These sales, coupled with gas consumption by its own plants, represent a market share of 11.9%.

¾  Gas sales revenues in the deregulated market in the first nine months of 2006 totalled Euro 458 million, up 112% from 9M05, while regulated gas distribution revenues were Euro 33 million, an increase of 3.1%. Combined, these two businesses contributed a gross margin of Euro 109 million.

BUSINESS IN EUROPE

Growth in the main financial items underscores the strength of the business

¾  Net income from the business in Europe increased by 50.5% to Euro 426 million in 9M06 and accounted for 17% of ENDESA’s total net income.

¾  This figure includes Euro 118 million after minorities related to the increase in value of this business caused by the restatement of the tax base of Endesa Italia’s fixed assets to their book values, in accordance with Italian legislation.

¾  EBITDA stood at Euro 890 million, up 26.8% versus 9M05, and EBIT at Euro 693 million, an increase of 34.6%.

Excellent results underpinned by strong operating performance

¾  ENDESA’s total generation in Europe in the first nine months of 2006 amounted to 26,443 GWh, an increase of 8.3% on the year before.

¾  Electricity sales were up 13.4% to 38,913 GWh.

Italy: strong growth in main financial indicators plus progress on new capacity and regasification projects

¾  EBITDA from Endesa Italia was Euro 739 million, 31.7% higher than in 9M05, while EBIT reached at Euro 622 million, a 36.4% increase.

¾  Construction on the two 400MW CCGTs at the Scandale plant (Calabria), in which Endesa Italia owns 50%, is proceeding according to schedule, as is the preliminary work on the offshore regasification terminal off Livorno, which is scheduled to come on-stream at the end of 2008.

¾  In September, Endesa Europa acquired 58.35% of Centro Energia Teverola and Centro Energia Ferrara. Each of these companies owns a 150 MW CCGT subject to a subsidised tariff.

¾  In line with planned growth in renewable energies, the company added 14 MW lardino wind farm to its generation mix, and will include 42 MW Montecute wind farm, completed on October 6, as well as Vizzini and Trapani wind farms with a combined capacity of 56 MW, scheduled to come on stream on November.

¾  In the first nine months of the year, Endesa Italia sold 24,914 GWh of electricity, of which 11,700 GWh, or 47%, were accounted for by direct sales and sales to large end customers. Thus, the supply business goes a long way to ensuring placement of the business’ significant generation capacity.

France: Good performance of Snet with significant new capacity projects and new supply contracts

¾  In 9M06, French generator Snet contributed Euro 147 million to ENDESA’s EBITDA, 8.1% more than in 9M05, and Euro 70 million to EBIT, an increase of 29.6%.

¾  Total electricity sales amounted to 13,888 GWh, an increase of 24.4% over 9M05.

¾  Snet closed significant supply deals during the period. It signed an agreement with the French multinational company Auchan to supply 400 GWh of power in 2006 and another with the French railway operator SNCF to supply 6,600 GWh in the period 2007-2011.

¾  In the generation business, after receiving the pertinent permits, Snet has begun building a 800 MW CCGT Émile Huchet site. Meanwhile, the development of an additional 800 MW CCGT in Lacq and another with capacity of over 400 MW, which could be located its Lucy or Hornaing sites is being studied.

¾  In addition, Snet has acquired the right to build a 10 MW firm wind farm in Léhaucourt during the current year and has committed to new wind projects in other regions such as Ambon, Muzillac and Cernon, adding a combined capacity of nearing 65 MW.

BUSINESS IN LATIN AMERICA

Sharp increases in main financial figures, underscoring progress by this business

¾  ENDESA’s Latin American operations posted a 119.4% increase in 9M06 net income to Euro 408 million, contributing 16.3% to the Company's total net income.

¾  EBITDA and EBIT rose 25.7% and 35.3% to Euro 1,663 million and Euro 1,304 million, respectively.

¾  Increases in EBITDA and EBIT were attained in both generation and transmission business (+22% and +29.4%, respectively) and in distribution (+33% and +46.6%, respectively), highlighting the strong business momentum, underpinned by its operating performance.

Increased margins in generation and distribution

¾  The generation unit margin reached US$25.1 per MWh in 9M06, an increase of 21.8% compared to 9M05, and the distribution unit margin reached US$35.9 per MWh, an increase of 17.8%.

Sharp generation, distribution and sales pick-up and lower energy losses across all countries

¾  ENDESA’s total generation in Latin America in the first nine months of 2006 amounted to 46,364 GWh, a like-for-like increase of 8.7% on the year before, while distribution increased 5.2% to 43,175 GWh. The Company recorded significant increases in both generation and distribution in all its countries of operation.

¾  Organic growth of the markets in which ENDESA operates drove total revenues from its Latin American companies 22.6% higher in 9M06.

¾  ENDESA’s total customer base in Latin America was 11.5 million at September 30, 2006, i.e., 300,000 more than at the beginning of the period.

¾  Energy distribution losses were lower in all countries in 9M06, most notably in Brazil, where losses were down 0.7 percentage points as compare to 9M05.

New generation facilities

¾  Capacity at ENDESA’s Latin American companies so far this year increased by 358 MW as a result of contribution of the Termocartagena plant (Colombia) and completion of the first CCGT at the Ventanilla plant (Peru).

¾  In 3Q06, work continued on schedule on the construction of the 377 MW San Isidro II CCGT and of the 32 MW Palmucho hydro facility, both in Chile.

¾  In the same period, Endesa Chile incorporated Centrales Hidroeléctricas de Aysén, 51%-owned by ENDESA’s subsidiary, Endesa Chile, and 49% by Colbún. The purpose of this new company is to analyse, finance, build and operate the Aysén Project, which consists of four hydro plants with a total capacity of 2,355 MW. Construction is currently scheduled to begin in 2008.

Cash return target for 2009: 43% achieved

¾  Cash returns from ENDESA’s Latin American business to the parent company in the first nine months of the year totalled Euro 125 million.

¾  This, coupled with the Euro 308 million achieved in 2005, means that 43% of the target for 2009 in the Strategic Plan has now been achieved.

Debt reduction

¾  Net debt in the Latin American business declined by 5.4%, or Euro 329 million, in 9M06 to Euro 5,780 million as of September 30, 2006.

DISPOSALS

¾  Pursuant to an agreement reached on December 2005, in 1Q06 ENDESA sold its 5.01% stake in telecoms operator Auna to Deutsche Bank. This deal, which generated net capital gains of Euro 171 million, marked a full disposal of the Company’s telecom business - one of the main goals of the Strategic Plan.

¾  In May, ENDESA sold its 49% stake in the Portuguese company NQF Gas for Euro 59 million, booking a net capital gain of Euro 21 million.

¾  In the second quarter, the generation business of Brazilian company, Ampla -whose core business is the distribution and sale of electricity to over 2 million customers- was sold for Euro 39 million, generating a gross capital gain of Euro 30 million and net capital gains after taxes and minorities of Euro 12 million.

¾  In the third quarter, ENDESA sold, through its subsidiary Bolonia Real Estate, assets on the so-called “Levante Sector” of Palma de Mallorca to the Neinver Group for Euro 240 million, generating a net capital gain of Euro 165 million.

SUSTAINABILITY

¾ In September 2006, ENDESA was rated the leading electric utility in Europe and the world for its commitment to sustainable development, according to the Dow Jones Sustainability World Index and Dow Jones Sustainability Stoxx Index, respectively. These indices, regarded as global benchmarks in the field of sustainability, select the leading companies from across different industries that stand out for their commitment to making sustainable development one of the cornerstones of their business strategy.

¾ ENDESA has been selected for inclusion in these indices for the sixth year in a row. Some of the areas where ENDESA was most highly rated this year include codes of conduct, customer relations, environmental policy, climate change strategy, workplace health and safety, and social initiatives.

DIVIDENDS

¾  On July 3, ENDESA paid its final dividend against 2005 results. As approved at the General Shareholders’ Meeting held on February 25, the Company made a gross dividend payment of Euro 2.095 per share, bringing total shareholder remuneration against last year’s results, including the gross interim dividend of Euro 0.305 paid out on January 2, 2006, to Euro 2,541 million.

¾  Results for the first nine months of 2006 confirm that the Company will be in a position to propose at the General Shareholders’ Meeting the payment of a dividend of at least Euro 1.6 per share against earnings this year, of which around Euro 1.27 will be generated by net income from ordinary activities and the remainder from capital gains arising from the disposal of non-core assets.

¾  To this end, the Board of Directors of ENDESA, in its meeting on October 24, 2006, agreed to pay a gross interim dividend against 2006 earnings of Euro 0.50 per share, representing a 63.9% increase on the interim dividend paid against 2005 earnings.

CONSOLIDATED RESULTS

Net income up 61.2%

ENDESA reported net income in 9M06 of Euro 2,508 million, a 61.2% increase on 9M05.

This increase includes the net impact of the Euro 396 million of capital gains obtained on asset sales made in the first nine months of the year, of which Euro 171 million correspond to the sale of the 5.01% stake in Auna to Deutsche Bank and Euro 165 million from the Palma de Mallorca real estate sell to Neinver Group.

Stripping out these capital gains from both periods, growth in net income in 9M06 vs. 9M05 was 58.2%.
NET INCOME IN 9M06
	Euro million	% Chg vs. 9M06	% of total NI 2005*	% of total NI 2006*
Spain and Portugal	1,503	43.0	69.2	64.3
Europe	426	50.5	18.6	18.2
Latin America	408	119.4	12.2	17.5
Capital gains from sale of 5.01% stake in Auna	171	--	--	--
TOTAL	2,508	61.2	100.0	100.0
(*) Only net income from electricity businesses.

We note that this sharp increase in net income, due essentially to good operating performance of all the Company's business lines, has been achieved despite a scenario which has been existing for the last 12 months triggered by various corporate operations directed at ENDESA. This shows how the Company has been able to uphold the excellence of its management team and roll out its Strategic Plan within this special context.

Net income growth across all the Company’s businesses

The business in Spain and Portugal posted net income of Euro 1,503 million in 9M06, an increase of 43% on 9M05.

This includes Euro 197 million of higher compensation, net of tax, from the non-mainland generation deficit for the period 2001-2005 pursuant to Ministerial Orders passed on March 30, 2006.

In Europe, net income advanced 50.5% to Euro 426 million. This figure includes Euro 118 million, net of minority interests, related to a write-up in the valuation of this business as Endesa Italia revalued the tax bases of its fixed assets to their book values, as allowed by current legislation in Italy.

Finally, net income for Latin America was Euro 408 million, 119.4% more than in 9M05. This figure includes Euro 101 million, net of minority interests, from a tax credit carryforward derived from the Elesur-Electra merger.

Total electricity sales up significantly: +9%

Both electricity output (+2.9%) and electricity sales (+9%) rose in the first nine months vs. 9M05.

Increases were particularly high in the European and Latin American businesses, where output rose by 8.3% and 8.2%, respectively, amply offsetting the 2.2% drop in output in Spain.

Total electricity sales in the Spanish and Portuguese, European and Latin American businesses rose by 9.1%, 13.4% and 5.2%, respectively.

ELECTRICITY OUTPUT AND SALES IN 9M06
	Output		Sales
	GWh	% Chg. vs. 9M05	GWh	% Chg. vs. 9M05
Spain and Portugal	68,222	(2.2)	82,236	9.1
Rest of Europe	26,443	8.3	38,913	13.4
Latin America	46,364	8.2	43,175	5.2
TOTAL	141,029	2.9	164,324	9.0

Appropriate output/sales balance

ENDESA met 85.8% of its total electricity sales in 9M06 from its own output.

This balanced situation between production and demand should considerably mitigate the risk of its electricity business and provides ENDESA with a significant competitive advantage.

Revenue growth outstrips costs

The Company’s total revenues in the first nine months of 2006 amounted to Euro 14,847 million, an increase of 17.4% on the year before, outstripping growth in physical electricity sales.

Sales growth was greater by value than by volume because of increases in electricity prices in countries were the Company operates due to higher power generation costs.

The growth in sales in 9M06 covered the 16.9% increase in purchases and service expenses (variable costs), which was caused by increases in fuel costs and energy purchases.

Sharp growth in key income statement line items

As revenue growth offset the increase in costs, the company reported significant rises in gross margin (+20.3%), EBITDA (+24.6%) and EBIT (+32.3%).
	Gross margin		EBITDA		EBIT
	Euro million	% Chg vs. 9M05	Euro million	% Chg vs. 9M05	Euro million	% Chg vs. 9M05
Spain and Portugal	4,339	18.6	2,926	22.9	2,112	29.3
Rest of Europe	1,137	20.4	890	26.8	693	34.6
Latin America	2,343	23.8	1,663	25.7	1,304	35.3
TOTAL	7,819	20.3	5,479	24.6	4,109	32.3

Net financial expenses: -9.6%

ENDESA reported net financial losses of Euro 720 million in 9M06, a 3.7% improvement over 9M05.

Net financial losses were lower despite the fact that in 9M06 the trends in the exchange rates in which the Group’s debt is denominated led to a Euro 50 million decrease in exchange-rate gains.

Net financial expense totalled Euro 736 million, down 9.6% on 9M05. This figure includes financial revenue of Euro 31 million related to the portion not recorded as of December 31, 2005 of the interest accrued on compensations derived from non-mainland generation deficit calculated in accordance with Ministerial Orders passed on March 30.

Increase in net debt caused by financing revenue deficit on regulated activities in Spain does not impact net financial expenses. Both the cumulative amount of the deficit financed and the amounts pending collection as compensation for the non-mainland generation deficit earn interest that offset the expenses.

Asset disposals

1Q06 marked the end of the period for Auna shareholders to exercise their pre-emptive rights on the 5.01% stake ENDESA sold to Deutsche Bank on December 30, 2005. After the end of this period, the sale of these shares was formalised and all the conditions required under International Financial Reporting Standards (IFRS) regarding derecognition of the shares from ENDESA’s balance sheet and recognition of the related capital gain in its income statement have been met.

Therefore, as indicated in ENDESA’s consolidated financial statements for the year ended December 31, 2005, in 9M06 the Company recorded a capital gain of Euro 196 million (Euro 171 million after tax) for the sale of the aforementioned investment. With this disposal, the “Other businesses” line has been removed from ENDESA’s accounts, so for the rest of 2006, this capital gain will be the only entry under this caption.

In addition, in 2Q06, ENDESA sold its 49% holding in NQF Gas for Euro 59 million, booking a capital gain of Euro 27 million (Euro 21 million net of taxes) and sold off generation assets of Brazilian operator, Ampla, for Euro 39 million, recording a gain of Euro 30 million (Euro 12 million after taxes and minorities).

Finally, in 3Q06, and as part of ENDESA’s strategic goal of maximising value of its real estate assets, the Company, through its subsidiary Bolonia Real Estate sold assets through a competitive process in the so-called “Levante Sector” of Palma de Mallorca to the Neinver Group. The assets sold include planning rights for approximately 180,000m2.

In addition, the Company made a financial investment in the Neiver Group company, which will head up the land’s development, taking a 45% stake. The sole purpose of this investment is to participate, based on its percentage ownership, in potential additional capital gains that could arise from future development of the land in question. ENDESA will not participate in the management of this company and its investment risk is limited to the amount of capital contributed.

The total deal size is Euro 240 million, generating a gross capital gain of Euro 185 million (Euro 165 million after-tax), net of the costs of transferring the electric facilities that were located on the land and the cost of the 45% equity stake taken in the development company.

Cash flow from operating activities: +13.3%

Cash flow from operating activities in 9M06 was Euro 3,318 million, up 13.3% on 9M05.

CASH FLOW FROM OPERATING ACTIVITIES
	Euro million	% Chg vs. 9M05
Spain and Portugal	1,876	12.4
Rest of Europe	531	5.8
Latin America	911	18.9
TOTAL	3,318	13.3

Investment: Euro 2,682 million

ENDESA invested a total of Euro 2,682 million in 9M06, of which Euro 2,396 million was capex and intangible assets while the remaining Euro 286 million was invested in financial investments.

INVESTMENTS
		Euro million
	Capex and intangible assets	Financial	TOTAL
Spain and Portugal (1)	1,620	105	1,725
Rest of Europe	166	138	304
Latin America	610	43	653
TOTAL	2,396	286	2,682
(1) Additionally, a financial investment of Euro 1,194 million for the revenue deficit from regulated activities in 9M06 and Euro 101 million from the restatement of the 2005 deficit was booked.

Debt performance

ENDESA’s net debt was Euro 21,016 million as of September 30, 2006, 15% higher than at year-end 2005.
BREAKDOWN BY BUSINESS LINE OF ENDESA’S NET DEBT
	Euro million
	30/9/06	31/12/05	Change	% Chg
Business in Spain and Portugal	13,731	11,461	2,270	19.8
Business in Europe -Endesa Italia -Other	1,505 730 775	1,286 815 471	219 (85) 304	17.0 (10.4) 64.5
Business in Latin America - Enersis Group -Other	5,780 4,836 944	6,109 5,207 902	(329) (371) 42	(5.4) (7.1) 4.7
Other businesses (1)	--	(575)	575	NA
TOTAL	21,016	18,281	2,735	15.0
(1) At September 30, 2006, there was no debt assigned to “Other businesses”, as this business line disappeared as such with the sale of the 5.01% stake in Auna completed in February 2006. The remaining debt balance was included in the electricity business in Spain and Portugal.

The increase in debt in Spain and Portugal is due to the need to finance the tariff deficit in 2005 and the first nine months of 2006. In 9M06, ENDESA paid Euro 1,417 in this regard. It also reflects the Euro 1,341 million dividend payment made in July in connection with the capital gains realised in 2005 and which led to a debt reduction in that year. The distribution of this income to its shareholders was approved at the General Shareholders’ Meeting.

In Europe, the Euro 219 million increase in debt was caused by the corporate income tax payment the Company had to make in the second quarter. It also reflects the growth capex made during the year.

In Latin America, debt was reduced by Euro 329 million in the first nine months of 2006.

When assessing ENDESA’s debt level, it must be remembered that at September 30, 2006, ENDESA had the recognised right to collect Euro 4,207 million in connection with several regulatory matters: Euro 2,904 million for financing the revenue deficit from regulated activities, Euro 1,281 million in compensation for the non-mainland generation deficit and Euro 22 million of stranded costs in Italy.

Stripping out the amounts from these regulatory items, ENDESA’s net debt at September 30, 2006 was Euro 16,809 million.

At the end of this month (October), ENDESA granted exclusive securitization of the Euro 1,710 million collection rights corresponding to the financing of the revenue deficit for regulated activities carried out by ENDESA in 2005. The contract governing the transfer of the collection rights will be formalised in November, leaving room for a significant reduction in debt.

The average cost of ENDESA’s total debt was 5.49% in 9M06, while cost of debt corresponding to the ENERSIS Group was 9.27%. Stripping out Enersis Group debt, the average cost of ENDESA’s debt was 4.11%.

STRUCTURE OF ENDESA’S NET DEBT
	ENDESA and direct subsidiaries		Enersis Group		Total ENDESA Group
	Euro million	% of total	Euro million	% of total	Euro million	% of total
Euro	16,115	100	--	--	16,115	77
Dollar	65	-	2,594	54	2,659	13
Other currencies	--	-	2,242	46	2,242	10
Total	16,180	100	4,836	100	21,016	100
Fixed rate	8,345	52	3,950	82	12,295	59
Hedged	1,815	11	99	2	1,914	9
Variable	6,020	37	787	16	6,807	32
TOTAL	16,180	100	4,836	100	21,016	100
Avg. life (years)	5.0		5.3		5.1

The average life of the ENDESA Group’s debt at September 30, 2006 was 5.1 years.

ENDESA enjoys a high degree of protection against interest-rate risk, since 68% of its total debt is either fixed-rate or hedged. When stripping out pending regulatory assets in Spain, which carry floating-rate interest, this percentage rises to 79%.

As of September 30, 2006, ENDESA in Spain and its direct subsidiaries, excluding the Enersis Group, had liquidity of Euro 6,159 million, of which Euro 5,756 million corresponded to unconditional undrawn credit lines. These balances are sufficient to cover the debt falling due over the next 20 months.

In addition, the Enersis Group had liquidity of Euro 1,317 million, of which Euro 492 million corresponded to unconditional undrawn credit lines from two syndicated loans. This liquidity covers debt maturities for the next 21 months.

Financial leverage stood at 128.8% at September 30, 2006, 6.2 percentage points below the level a year earlier.

As a result of Gas Natural’s takeover bid for ENDESA launched in September 2005, the ratings agencies Standard & Poor’s and Fitch Ratings decided to place ENDESA’s credit rating under review for a possible downgrade, while Moody’s changed its rating outlook from stable to negative.

In all three cases, changes were due to the negative impact the transaction would have, were it to go ahead, on the new company’s financial position. As a result, as of October 25, 2006, ENDESA’s long-term debt ratings are: Standard & Poor’s, A, under review for a possible downgrade; Moody’s, A3, negative outlook, and Fitch, A+, under review for a possible downgrade.

STRATEGIC PLAN PROGRESS

Results achieved by ENDESA in the first nine months of 2006 ensure that the targets of its Strategic Plan for 2005-2009, which were revised upwards and released to the markets on July 25, will be met.

These targets are as follows:

▪	EBITDA of Euro 6,930 million in 2006 and Euro 8,330 million in 2009.

▪	Net income of Euro 2,900 million in 2006 and Euro 3,000 million in 2009.

▪
Pay out to shareholders no less than Euro 9,900 million against earnings for 2005-2009, of which Euro 7,600 million will be generated by net income from ordinary activities and the remaining Euro 2,300 million from the disposal of non-core assets.

▪	Financial leverage below 140%.

With regard to the EBITDA target, we would point out:

▪
ENDESA reported EBITDA of Euro 5,479 million in 9M06, meeting in nine months 79.1% of its target for the full year. This target has been 78% met in Spain and Portugal, 80.9% in Europe and 80% in Latin America.

▪	The EBITDA figure represents an increase of 24.6% vs. 9M05, compared to the 15.1% which would be required to meet the FY06 target.

▪	On the other hand, EBITDA for the last 12 months i.e. October 2005 - October 2006, stands at Euro 7,100 million, higher than the FY06 target.

This would suggest that the EBITDA target for 2006 will easily be met.

The Company recorded net income of Euro 2,508 million in 9M06, generating 86.5% of its FY06 target.

Results for the first nine months of 2006 confirm that the Company will be in a position to propose at the General Shareholders’ Meeting the payment of a dividend of at least Euro 1.6 per share against earnings this year, of which Euro 1.27 will be generated by net income from ordinary activities and the remainder (i.e. no less than Euro 0.33) from capital gains arising from disposal of non-core assets.

If this dividend payment is approved at the Shareholders’ Meeting, ENDESA will have paid out to its shareholders a total of at least Euro 4,235 million in dividends against 2005 and 2006 earnings, i.e. 42.8% of the Euro 9,900 million put aside for this concept in the period 2005-2009.

Lastly, ENDESA’s leverage stood at 128.8% on September 30, 2006, 11.2 percentage points ahead of its Strategic Plan target.

In short, the results obtained through September 30, 2006 confirm that commitments to shareholders and the market assumed by the Company are being met ahead of schedule.

These results are due largely to the business management strategy rolled out by ENDESA since the presentation of its Strategic Plan back on October 2005, despite various corporate transactions launched in the last 12 months.

Maintaining these basic management guidelines in each business line, coupled with the positive outlook on markets where the company operates and with their respective regulatory frameworks, as well as projects in place in each area to maximise organic growth, puts ENDESA on sound footing to meet all its targets.

RESULTS BY BUSINESS LINE

BUSINESS IN SPAIN AND PORTUGAL

Net income up 43% to Euro 1,503 million

Net income from this business was Euro 1,503 million in 9M06, an increase of 43% on 9M05 and equivalent to 59.9% to the Company’s overall bottom line.

EBITDA rose 22.9% to Euro 2,926 million and EBIT by 29.3% to Euro 2,112 million.

These outstanding results are underpinned by active business management with the goal of leveraging the Company’s solid fundamentals and competitive advantages in an environment of significant regulatory change throughout the period.

In terms of operating management, we highlight the maintenance of an appropriate balance between output and sales, an enhanced generation mix in the mainland, high load factors at its thermal facilities compared to its peers, a slowdown in fuel price increases, progress on the New Capacity Plan, record supply quality levels, ongoing supply activities to hedge against trends in wholesale prices and an active presence in the CDM market, which yielded enough emission rights certificates to meet its commitments on emission reductions in Spain and the rest of Europe.

On the regulatory front, the negative impact on 9M06 figures from booking electricity sold to regulated customers in areas where ENDESA acts as distributor at the provisional price of Euro 42.35 per MWh established in Royal Decree Law 3/2006 was Euro 254 million. This effect is only temporary, so the negative impact should be recovered once final price is established based on objective and transparent market criteria, as provided for in the same Royal Decree Law.

In 9M06, ENDESA recorded under revenues the amount corresponding to compensation for the non-mainland generation historical deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, which was above the amounts booked at December 31, 2005. This concept amounted to Euro 227 million and was booked as revenues. At 31 December 2005, these compensations earned Euro 31 million of interest, recognised as financial revenue. The impact of these amounts on ENDESA’s net income is Euro 197 million.

Key operating highlights

ENDESA maintained its leading position in the Spanish electricity market in the first nine months of the year.

The Company reached a 34.7% market share in ordinary regime electricity generation, a 43.1% share in electricity distributed, 54.4% in sales to deregulated customers and 41.6% in total sales to final customers.

Competitive advantages in generation relative to peers

In Spain, the Company produced a total of 68,222 GWh in the first nine months of 2006, compared to total demand of 82,236 GWh. This means it met 83% of its demand from its own output.

In addition, nuclear and hydro powered energy represented 42% of the Company’s mainland generation mix in 9M06, compared to 33.1% for the rest of the sector. Furthermore, at 73%, the load factor at its thermal facilities was also higher than at its competitors (61%). The load factor at the Company’s coal plants was a noteworthy 79%.

All this on top of a positive trend in ENDESA’s mainland unit fuel costs in the first nine months, which rose just 0.1% over 9M05, compared to an estimated average 8.7% increase for the rest of the sector.

982 MW of new installed capacity in 9M06

ENDESA added 982 MW of new capacity to its generation facilities in 9M06, marking significant progress in the New Capacity Plan.

The breakdown of this new capacity is as follows:

o
The completion and connection to the network of the 400 MW Cristóbal Colón CCGT in Huelva. When the CCGT begins commercial operations it will replace the capacity of the plant’s existing fuel and fuel-oil/gas groups.

o	New installed capacity on the mainland and non-mainland systems of 424 MW, in line with growing demand in these markets.

o	158 MW in renewables/CHP.

In addition, construction of the 800MW CCGT and transformation of the 367MW group 3 at the As Pontes site in La Coruña to imported coal continued on schedule.

With regards to the business in Portugal, on October the Eólicas de Portugal consortium - in which ENDESA has a 30% stake - was awarded the project to develop 1,200 MW of wind capacity, the largest in the Portuguese wind tender.

Also, ENDESA, together with International Power, has been awarded a connection point for two 400MW CCGTs at the Tejo site. The operating license should be awarded before the end of this year.

Market performance: an all-time record in supply quality and value unlocked at the supply business

As already mentioned, in 9M06 ENDESA’s total demand in Spain measured through its sales was 82,236 GWh. This represents a 9.1% increase on 9M05, compared to an average increase of 3.2% for the overall Spanish electricity sector.

The number of customers serviced by ENDESA in the regulated market reached at 11,139,395 million at September 30, 2006, i.e., 173,158 more than at the beginning of the period.

In 9M06, the cumulative interruption index in ENDESA’s markets was 1 hour and 39 minutes, an improvement of 9% vs. 9M05.

These figures confirm the solid and positive trend in the continuity of supply by ENDESA across all markets served in Spain, reflecting the success of significant investments made in distribution facilities in recent years and the efficiency enhancements implemented, also in the distribution business, within the framework of its Quality Plan.

In the deregulated market, ENDESA ended September with 1,084,386 customers, 12.7% more than the year earlier. The Company’s position in this market provides a hedge against the volatility of pool prices and other regulatory and market risks, as well as providing the generation business with a reasonable and guaranteed return over the medium and long term.

Carbon credit purchases

ENDESA presently boasts a broad portfolio of carbon credits derived from its Clean Development Mechanisms (CDM) at a highly competitive average price.

Specifically, the Company has signed Emissions Reduction Purchase Agreements (ERPA) for a total of 71.9 million tonnes of CO2, Letters of Intent (LOI) for 25.1 million tonnes of additional volume and has projects under analysis amounting to another 104.1 million tonnes of CO2.

The emission rights acquired under these agreements will allow ENDESA to meet its CO2 emission reduction commitments for its operations in Spain, Portugal, France and Italy required by the Directive on Emissions Trading.

With these, ENDESA is still the leading private purchaser of carbon credits, via the “Endesa Climate Initiative”, a pioneering program in this arena though which it has obtained contracts representing more than 7.5% of the total ERCs (emission rights certificates) corresponding to all the projects currently registered with the UN.

NAP 2008-2012: compatible with the ENDESA’s competitive generation portfolio

On July 12, 2006, the government unveiled details of its proposed 2008-2012 National Allocation Plan for emission rights. Based on analysis conducted to date on the methodology set out, ENDESA believes that the allocation that will be made, together with its portfolio of carbon credits, guarantees that the Company’s generation assets will operate on a fully efficient and competitive basis and furthermore is fully compatible with the targets contained in its Strategic Plan.

We would highlight that:

•
In terms of allocation of rights to coal plants, preference is granted, in accordance with the provisions of the National Mining Plan, to those using Spanish coal and plants that have made technological modifications to comply with the Community Directive on Large Combustion Plants (desulphurisation scrapers, conversion to imported coal, etc.), which means that all of ENDESA’s coal plants would be applicable for this criteria.

•
In relation to thermal plants in non-mainland systems, the incremental costs that could arise from an emission rights deficit would be fully recognised for purposes of remuneration of generation activities, pursuant to the provisions of Royal Decree 1,747/2003 and the Ministerial Orders dated March 30, 2006.

Regulatory update for 9M06

Real Decree Law 3/2006

Royal Decree Law 3/2006, enacted towards the end of February, entailed material changes that affected power generation revenues in the period.

•
Since March 3, 2006, sales to the wholesale generation market that match purchases by a distributor belonging to the same group for sale to the regulated market are settled at the provisional price of Euro 42.35 per MWh. ENDESA’s accounts since that date have been drawn up based on this price. However, the Royal Decree Law stipulates that the government will set the definitive price based on objective and transparent market prices. Therefore, if generation costs remain at 9M06 levels during the rest of the year, the final price will be significantly higher, meaning that ENDESA’s reported revenues and income will be higher than those appearing in these accounts.

•
The amount finally recognised for each business group for financing the deficit in regulated revenues in 2006 will be deducted by the value of free CO2 emission rights received during the period from January 1 and March 2, 2006.

As the norm for making this calculation has not been fully defined, ENDESA has opted to be conservative, calculating the proportional part of the period of freely allocated emission rights received in 2006 and assessing the value taking the average market price in the first two months of 2006. This methodology gives an amount of Euro 121 million, recognised as a decrease in revenues from generation sales and a decrease in the amount receivable to be recouped from the tariff deficit.

•
Since March 3, 2006, revenues from power sales on the OMEL organised market at the established price for the market are reduced by the value of the freely allocated emission rights related to those revenues.

Since some aspects of the new legislation are provisional, as indicated, the accounting entries at September 30, 2006 related to its application are likewise provisional until detailed norms are enacted and the corresponding settlements are made.

The tariff deficit

The increase in electricity tariffs implemented in 2006, the measures enacted by Royal Decree Law 3/2006 to reduce the deficit in revenues from regulated revenues and the reduction in the amount allocated to the nuclear moratorium have increased the system’s regulated revenues. However, these adjustments have been insufficient to cover the system’s entire costs, particularly generation costs. This led to a deficit in revenues from regulated activities, estimated at Euro 2,978 million, of which Euro 1,315 million corresponds to ENDESA.

Of this amount, Euro 121 million corresponding to provisional valuation of the free CO2 emission rights allocated to ENDESA in the first two months of the year as established by Royal Decree 3/2006 were deducted from generation revenues and the remaining Euro 1,194 million were booked as a financial investment. This accounting methodology is consistent with the right recognised by law to recoup the amount, regardless of the fact that its formal recognition and the exact manner in which it will be recovered will not be regulated until the end of the fiscal year.

Had this Euro 1,194 million of recoverable revenue shortfall on regulated activities not been booked as a financial asset, revenues, EBITDA and EBIT would be lower by that exact amount and net income by Euro 776 million.

Completion of the regulatory framework for non-mainland systems

On March 30, 2006 the Ministry of Industry, Tourism and Trade approved the Ministerial Orders which fully develop Royal Decree 1747/2003 governing Spain’s mainland and non-mainland systems. These orders establish the methodology for calculating regulated remuneration on generation in these systems and, accordingly, the compensation to be received by the utilities operating in them.

Application of the orders gives rise to compensation of Euro 902 million to ENDESA for the 2001-2005 period over the provisional amounts envisaged in the subsequent Royal Decree tariffs of each year. To December 31, 2005, ENDESA’s financial statements recognised revenues for this concept of Euro 644 million, recording the remaining Euro 258 million in 9M06. Of this amount, Euro 227 million were booked as revenues and the remainder, i.e. Euro 31 million, as financial revenues as they correspond to interest accrued.

With the regulatory framework in place, the mainland and non-mainland generation business is guaranteed sufficient revenues going forward to meet the costs of the business and allow for appropriate fuel price hedges, while ensuring a reasonable return.

July 1, 2006 tariff revision

On June 30, the Spanish Cabinet passed Royal Decree Law 809/2006 revising the electricity tariff from July 1, 2006. This decree establishes an average increase of 1.38% in the average tariff for the sale of electricity that came into effect on January 1, 2006.

In the share-out of the increase between the various tariffs, the bulk was among medium- and high-voltage customers, whose tariffs have risen by 6%. Conversely, the tolls approved by Royal Decree Law 1556/2005 have not been modified.

The Royal Decree removes the cap on the annual tariff increase established in Royal Decree 1432/2002 governing the tariff methodology, which was set at 1.4% of the change in costs recorded during the year and a further 0.6% increase due to revisions to estimates made in the previous two years.

It also stipulates that from July 1, 2006, the amount corresponding to the annual payment calculated for the straight-line recovery over a period of 14 and a half years of the NPV of the shortfall in revenues from regulated activities arising between January 1, 2005 and December 31, 2005 (which stood at Euro 3,810 million at year-end 2005) be included in the tariff as an expense.

The amount at December 31 of each year is calculated by updating the pending balance at that date of the previous year applying an interest rate equivalent to the 3M Euribor and deducting the payments of the current year.

The Royal Decree Law allows companies entitled to these reimbursements to transfer to third parties and securitize collection rights.

Prior to the enactment of Royal Decree 809/2006, Royal Decree 470/2006 was passed, which modified the percentage of the electricity tariff allocated to the nuclear moratorium. This norm reduced the percentage form 1.724% to 0.33%, thereby freeing up resources available to the system. This reduction comes on top of the one approved in the electricity tariff for 2006, which established the percentage for the nuclear moratorium at 1.724% mentioned previously, vs. the 3.04% applied in 2005.

Elimination of Competition Transition Costs (CTCs)

On June 23, the Spanish cabinet passed Royal Decree Law 7/2006, adopting emergency measures for the energy sector. Among other measures, this law repealed the sixth transitory provision of the Electricity Industry Law 54/1997, of November 27, regarding stranded costs (CTCs), thereby eliminating them.

The elimination of the CTC mechanism has no impact whatsoever on ENDESA’s financial statements, as the Company has no future CTCs pending recovery, nor does it expect any future collections as, under current circumstances, the estimated amounts will be recovered through the market.

In addition, the Royal Decree Law empowers the government to set premiums on domestic coal consumption outside the framework of the CTCs, so their elimination does not affect the future collection of these premiums by ENDESA.

Sharp growth in sales: +17.2%

Sales from the business in Spain and Portugal totalled Euro 7,235 million in the first nine months of 2006, up 17.2% on 9M05.

Growth was primarily due to increase in demand, rise in final prices and volume sales to deregulated customers, to higher pool prices in January and February, i.e. before Royal Decree Law 3/2006 came into effect, and to application of the Ministerial Orders regulating the calculation of remuneration for mainland and non-mainland generation.

The increase in sales was enough to offset the rise in variable costs (+16%), mainly fuel (+13.5%) and energy purchases (+18.2%).

Revenues: up 17.4%

Revenues for the electricity business in Spain and Portugal reached Euro 7,810 million in the first nine months of 2006, up 17.4% on 9M05. Of this amount, sales accounted for Euro 7,235 million, 17.2% higher than in 9M05.
SPAIN AND PORTUGAL SALES
	Euro million
	9M06	9M05	Change	% Chg
Mainland generation under Ordinary Regime	3,175	3,274	(99)	(3.0)
Sales to deregulated customers	1,334	1,098	236	21.5
Other sales in the OMEL	1,841	2,176	(335)	(15.4)
Renewable/CHP generation	195	151	44	29.1
Regulated revenues from distribution	1,363	1,197	166	13.9
Non-mainland generation and supply*	1,614	975	639	65.5
Supply to deregulated customers outside Spain	224	171	53	31.0
Regulated revenues from gas distribution	33	32	1	3.1
Unregulated gas supply	458	216	242	112.0
Other sales and services rendered	173	159	14	8.8
TOTAL	7,235	6,175	1,060	17.2
* The figure for 9M06 includes Euro 227 million corresponding to compensation for the non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, which was above the amounts recorded at December 31, 2005.

Mainland generation

ENDESA’s mainland electricity output totalled 57,303 GWh in the first nine months of the year, 3.5% less than in 9M05.

Of this amount, 55,533 GWh corresponded to electricity generated under the ordinary regime (-3.9%) and 1,770 GWh under renewables/CHP (+12.8%).

The fall in ordinary regime generation was mostly due to higher hydro output by the system as a whole, to scheduled maintenance downtimes of several thermal groups and ENDESA’s prioritisation of margins over market share.

ENDESA’s thermal plants achieved an overall load factor of 73% in 9M06, significantly above the 61% average for the rest of the sector. Registering a noteworthy load factor of 79%, ENDESA’s coal plants continued to play a key role in servicing Spanish electricity demand, meeting 13.5% of mainland demand in 9M06.

The high load rate at these plants demonstrates their ability to respond to grid requirements, proving that, in spite of the CCGT and wind farm capacity additions, coal plants are still indispensable to meet the country’s electricity requirements.

BREAKDOWN OF GENERATION SALES
GWh
Sales to supply through bilateral contracts	25,148
Sales to distribution from March 3, 2006 (Euro 42.35 per MWh)	16,526
Sales at pool price	13,859
TOTAL	55,533

Sales to the ordinary regime totalled Euro 3,175 million through September, Euro 99 million or 3% lower than in the same period last year.

This amount includes sales made after March 3 to Endesa Distribución to supply regulated companies in ENDESA’s distribution territories, which were recognised at a provisional price of Euro 42.35 per MWh in accordance with Royal Decree Law 3/2006.

This provisional price is below the average pool price in 9M06 which was Euro 68.94 per MWh, 12.6% higher than in 9M05.

The negative impact on 9M06 figures from selling the 16,526 GWh produced from March to September, i.e. the electricity sold to regulated customers in the markets where ENDESA acts as a distributor, at the provisional price of Euro 42.35 per MWh, pursuant to the Royal Decree Law 3/2006, was Euro 254 million. This effect is temporary, so the negative impact should be recovered once the final price is established based on objective and transparent market criteria, as provided for in the same Royal Decree Law.

Moreover, in accordance with Royal Decree Law 3/2006, the sales figure is net of the Euro 121 million corresponding to the provisional market value of certain CO2 emission rights allocated freely from the settlement by OMEL.

ENDESA renewable/CHP generation: +12.8%

Renewable and CHP generation companies fully consolidated by ENDESA produced 1,770 GWh in 9M06, 12.8% more than in 9M05. In addition, ENDESA has holdings in other renewable/CHP companies, which generated 2,894 GWh in the same period.

Revenues from sales of renewable/CHP energy generated by consolidated companies totalled Euro 195 million, 29.1% more than in 9M05. This underpinned a 33.3% increase in EBITDA to Euro 132 million and a 32.3% increase in EBIT to Euro 86 million.

Supply to deregulated customers

In the supply to deregulated customers business, we would highlight that contrary to the decisions taken by other operators to exit this segment in light of high pool prices and related regulatory updates, ENDESA has opted to pursue a selective supply strategy.

This strategy, which targets higher value added customers, enables ENDESA to leverage the advantages of its vertical integration in generation-supply and its highly competitive generation mix, providing the Company with an appropriate hedge against regulatory risk and volatility in wholesale market prices. This policy will allow ENDESA to achieve reasonable, guaranteed returns over the medium and long run from the generation business, thus maximising shareholder returns.

This selective supply policy drove a 13.5% increase in the average selling price to final customers in the deregulated market in 9M06 vs. 9M05.

ENDESA had 1,084,386 deregulated customers at September 30, 2006, of which 1,019,208 corresponded to the Spanish mainland deregulated market, 61,678 to the non-mainland systems and 3,500 to other European deregulated markets.

ENDESA’s sales to these customers totalled 28,802 GWh in the first nine months of 2006, 5% more than in the same period of 2005. Of this amount, 25,579 GWh were sold on the Spanish deregulated market, an increase of 4.9%, and 3,223 GWh on other deregulated European markets, up 5.4%.

Revenues from supply to deregulated customers in Spain (excluding tolls paid to Endesa Distribución) totalled Euro 1,440 million, a 22.2% increase on 9M05. Of this amount, Euro 1,334 million corresponded to the mainland deregulated market and Euro 106 million to the non-mainland market.

Revenues from supply to deregulated European markets other than Spain rose 31% to Euro 224 million.

As for customer service, ENDESA’s retention rate for customers switching to the deregulated market was 99.2%, outperforming all its competitors and reflecting a high degree of loyalty towards the Company.

Distribution

ENDESA distributed 86,758 GWh of electricity in the Spanish market through September, 3.6% more than in the first nine months of last year.

Revenues from regulated distribution activities totalled Euro 1,363 million, up 13.9% on 9M05. This included Euro 43 million in settlements from prior years, mostly from incentives for energy losses. Stripping out this effect, revenues from regulated distribution activities would have increased by 10.3%.

ENDESA supplied 53,434 GWh to customers on the regulated Spanish market in the period, 11.5% more than in the first nine months of last year.

Non-mainland generation

ENDESA’s output in non-mainland systems rose 5.1% in 9M06 vs. 9M05 to 10,919 GWh. Sales were 65.5% higher, at Euro 1,614 million.

As indicated previously, these sales include Euro 227 million of additional compensation above that recorded at December 31, 2005 for deficits in the non-mainland systems in 2001-2005 as recognised in the Ministerial Orders of March 30.

Gas distribution and supply: total market share of 11.9%

ENDESA sold a total of 19,603 GWh of natural gas in 9M06, 21.6% more than in the same period last year.

Of this amount, 16,871 GWh were sold to customers in the deregulated market, 26% more than in 9M05, and 2,732 GWh to regulated customers through all the gas companies in Spain in which ENDESA has stakes, an increase of 0.3% on the same period last year.
The 19,603 GWh sold in both the regulated and deregulated markets and the amount consumed in ENDESA’s own generation plants imply an 11.9% market share.

Revenues from gas sales in deregulated market rose 112% to Euro 458 million in 9M06 vs. 9M05. Revenues from regulated gas distribution totalled Euro 33 million, an increase of 3.1% on 9M05. The two businesses contributed a combined gross margin of Euro 109 million.

Other operating revenues

Other operating revenues in 9M06 came to Euro 575 million, Euro 99 million more than in 9M05.

This item includes Euro 391 million corresponding to the 9M06 portion of CO2 emission rights allocated to ENDESA within the scope of the Spanish National Allocation Plan for emissions, which are recorded under revenues.

This figure is Euro 45 million higher than in 9M05, mostly because of higher value of the rights received in 2006. Higher revenue is offset by higher expense recorded for use of the emission rights.

Operating expenses

The breakdown of operating expenses in the Spanish and Portuguese business is provided below:

OPERATING EXPENSE IN SPAIN AND PORTUGAL
	Euro million
	9M06	9M06	Change	% Chg
Purchases and services	3,471	2,992	479	16.0
Power purchases	767	649	118	18.2
Fuel consumption	1,695	1,493	202	13.5
Power transmission expenses	272	176	96	54.5
Other supplies and services	737	674	63	9.3
Personnel expenses	758	673	85	12.6
Other operating expenses	760	706	54	7.6
Depreciation and amortisation	814	746	68	9.1
TOTAL	5,803	5,117	686	13.4

Power purchases

Power purchases in the period rose 18.2% to Euro 767 million. These mainly entail gas purchases to supply deregulated customers, which rose as a result of increases in sales to these customers and in gas prices.

Fuel consumption

Fuel consumption through September this year amounted to Euro 1,695 million, an increase of 13.5% on the same period in 2005.

This increase is due to a generalised increase in raw materials prices on international markets. These higher costs, however, were offset by the Company’s proactive fuel procurement policy, which resulted in below-market purchasing prices.

Compared to the estimated 8.7% increase in fuel costs at the rest of the utilities in the mainland system, ENDESA's rose only by 0.1%. This has considerably strengthened the Company’s competitive position with respect to price and generation mix.

Other supplies and services

Expenses under this item totalled Euro 737 million in 9M06, Euro 63 million more than in 9M05. This increase reflects the recognition of Euro 473 million of expenses in connection with rights acquired to cover the CO2 emissions made throughout the first nine months of the year, which totalled 36.4 million tonnes: 27.6 million tonnes for the mainland and 8.8 million for non-mainland production. Despite the higher value assigned to the freely allocated emission rights in 2006 vs. 2005, this cost was Euro 4 million lower than in 9M05, due to the lower volume of emissions recorded this year.

Net effect of revenues and expenses booked in 9M06 to cover CO2 emissions was Euro 82 million, corresponding to an estimated rights deficit of 6.3 million tonnes.

The “Other supplies and services” item includes a Euro 51 million reversal equivalent to the amount Extremadura regional government must reimburse ENDESA in connection with the environmental impact tax on its plants paid by the Company from 1998 to 2005 after the Constitutional Court ruled this to be unconstitutional on June 13.

Personnel expenses

At September 30, 2006, the workforce in Spain and Portugal was 12,700 employees, 30 fewer than at September 30, 2005.

Personnel expenses rose in 9M06 12.6% vs. 9M05, to Euro 758 million.

These expenses include Euro 65 million corresponding to a headcount reduction provision, mainly related to the deviation in the provision caused by the performance of inflation (CPI), a new layoff program in connection with the Mining Plan and to the provision for the early layoff of specific workforce groups, which will help the Company to achieve part of the cost reductions envisaged in the Strategic Plan.

Net financial expenses: down 9%

ENDESA reported net financial expenses for the first nine months of 2006 of Euro 325 million, 9.5% less than in 9M05.

Net financial expenses included Euro 31 million of revenue corresponding to the interest accrued to December 31, 2005 on higher compensations derived from non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, and Euro 11 million of revenue corresponding to interest accrued to September 30, 2006 for the environmental impact tax paid by ENDESA from 1998 to 2005, which, as pointed out previously, must be reimbursed to the Company by the Extremadura regional government.

When assessing financial results, the financial asset corresponding to the tariff deficit and non-mainland compensation, both of which bear financial interest, must be considered.

Net financial debt at the Spain and Portugal business at September 30, 2006 stood at Euro 13,731 million, vs. Euro 11,461 million at December 31, 2005. This increase is due to the Euro 1,417 million paid in 9M06 to finance the revenue shortfall from regulated activities, as well as the Euro 1,341 million dividend payment made in July in connection with capital gains realised in 2005, which had contributed to reducing debt that year. It was determined at the General Shareholders’ Meeting to distribute these capital gains to shareholders.

Equity-accounted income

Equity-accounted income in the business in Spain and Portugal totalled Euro 53 million, a 26.2% increase vs. 9M05. This amount includes, among others, the contribution from Nuclenor.

Cash flow from operating activities: Euro 1,876 million (+12.4%)

Cash flow from operating activities from the Spanish and Portuguese business totalled Euro 1,876 million in 9M06, an increase of 12.4% on the same period last year.

Investments: Euro 1,725 million

Investments in Spain and Portugal totalled Euro 1,725 million in 9M06. The breakdown is as follows:
TOTAL INVESTMENT IN SPAIN AND PORTUGAL
	Euro million
	9M06	9M05	% Chg
Capex	1,549	1,484	4.4
Intangibles	71	66	7.6
Financial	105	196	(46.4)
Total investments	1,725	1,746	(1.2)

CAPEX IN SPAIN AND PORTUGAL
	Euro million
	9M06	9M05	% Chg
Generation	652	544	19.9
Ordinary regime	507	491	3.3
Renewables/CHP	145	53	173.6
Distribution	869	916	(5.1)
Others	28	24	16.7
Total	1,549	1,484	4.4

89.8% of total investment was spent on capex to develop or enhance electricity generation and distribution facilities.

The breakdown of capex reflects the considerable effort the Company has been making to improve service quality in Spain, with investment in distribution facilities accounting for 56.1% of the total. As already stated, these investments are underpinning the improvement in the quality of customer service provided in the regulated market in Spain.

The significant increase in capital expenditure to expand ENDESA’s generation capacity, including the construction of the Cristobol Colón (400 MW) and As Pontes (800 MW) CCGTs and capacity increases in renewables/CHP, is also noteworthy.

BUSINESS IN EUROPE

Net income of Euro 426 million (+50.5%)

Net income from the electricity business in Europe totalled Euro 426 million in the first nine months of 2006, an increase of 50.5% from the same period last year.

This figure includes Euro 118 million after minorities due to an increase in value of the business caused by the restatement of the tax base of Endesa Italia’s fixed assets to their book values, in accordance with Italian law.

These results confirm the steady improvement in this business area, firmly driven by positive performance of its operating indicators and efficiency gains, and ENDESA’s ability to leverage growth opportunities in its markets by developing new CCGT and renewable capacity, gas infrastructure and increasing sales to end customers, thereby ensuring the long-term sale under favourable terms of the power produced by its generators.

Growth projects

In 9M06, ENDESA’s business in Europe focused on achieving its two main strategic targets: consolidating its current competitive position and seeking new growth opportunities.

New generation capacity

During the third quarter, Endesa Europa acquired 58.35% of Centro Energia Teverola and Centro Energia Ferrara from Italian companies Merloni Invest, MPE and Fineldo.

Each of these companies owns a 150 MW CCGT subject to a subsidized tariff. The first is located in the Emilia Romaña region in northern Italy and the second in Campania, in the south. Foster Wheeler Italiana owns 41.65% of each.

Meanwhile, Endesa Italia continued construction on two 400MW Scandale CCGTs in Calabria according to schedule.

With respect to renewable energies growth, the 14 MW Iardino wind farm was acquired during the third quarter by Endesa Europa from Gamesa pursuant to the agreement signed between the two companies.

To be added to this capacity are the Montecute 42 MW wind farm, completed on October 6 and which forms part of the Gamesa deal, as well as the Vizzini and Trapani wind farms with a combined capacity of 56 MW.

All these projects mark a major step forward for Endesa Italia towards achieving its target of having 400 MW of installed wind capacity by 2010.

Meanwhile, during the third quarter the French generating company Snet received authorisation by the local government in the French city of Saint Avold to build a 800 MW CCGT at the Émile Huchet site. It will entail an investment of around Euro 400 million, and it could come on-stream sometime during the first half of 2009. The company is also considering installing another two new CCGTs, one 800 MW at Lacq and one 400 MW, either at Hornaing or Lucy sites.

Elsewhere, during the year the Company won the tender to build a 10MW Léhaucourt wind farm and has nearly 65 MW of new wind projects committed to other sites, such as Ambon, Muzillac or Cernon.

These initiatives form part of the business plan to develop up to a total of 2,000 MW of new capacity in CCGTs and 200 MW in renewables/CHP.

Gas infrastructure

In the third quarter of the year, preliminary work continued on the offshore regasification terminal to be built off the coast of Livorno, Italy.

Estimated investment amounts to around Euro 400 million and authorised regasification capacity is close to 4 billion cubic metres (bcm) per annum, of which, under the terms of the agreements negotiated, Endesa Europa will be entitled to approximately 50% of this capacity.

The company owns 25.5% of the development company for the facility, although the agreement with the project’s two other partners -local companies AMGA and ASA from Genoa and Livorno, respectively- give it management control.

This capacity will be used to feed the CCGTs currently operated by the Company in Italy and those planned for the coming years. Construction is scheduled to take around 24 months, with the terminal expected to come on stream by july 2008.

This project guarantees competitive gas supplies for the Italian market and increases the flexibility of ENDESA’s fuel mix at its different sites.

Supply

This year, Endesa Europa and the Italian group, Merloni, have begun selling electricity to the Italian retail market through MPE Energia, a 50/50 joint venture. Merloni brings to the JV a portfolio of more than 5,000 points of supply across all Italian regions, and up to 2 TWh of sales volume.

Snet during the period. It signed an agreement with the French multinational company Auchan to supply 400 GWh of power in 2006 and other with French railway operator SNCF to supply 6,600 GWh in the period 2007-2011.

Dividends

ENDESA’s investees in Europe have paid dividends to the parent this year.

Endesa Italia paid shareholders Euro 176 million, of which Euro 140.8 million corresponded to Endesa Europa. In addition, an agreement was reached at Snet’s General Shareholders’ Meeting to pay shareholders Euro 59.7 million in dividends. After the Euro 21.2 million interim dividend paid on March 9, Snet paid out a final dividend of Euro 38.5 million, of which Euro 25 million corresponded to Endesa Europa.

Finally, at its meeting of May 31, the Board of Directors of Moroccan utility Energie Electrique de Tahaddart approved the payment of Euro 6 million of dividends to shareholders, of which Euro 1.9 million corresponded to Endesa Europa.

Sharp increase in output and sales

ENDESA’s total output in Europe in the first nine months of the year amounted to 26,443 GWh, an increase of 8.3% on the same period last year. Electricity sales rose 13.4% to 38,913 GWh.

BREAKDOWN OF ENDESA’S OUTPUT AND SALES IN EUROPE
	Output (GWh)			Sales (GWh)
	9M06	9M05	% Chg	9M06	9M05	% Chg
Italy	19,420	17,329	12.1	25,025	23,153	8.1
France	5,857	5,927	(1.2)	12,722	10,007	27.1
Poland*	1,166	1,154	1.0	1,166	1,154	1.0
Total	26,443	24,410	8.3	38,913	34,314	13.4
(*) ENDESA is present in the generation business in Poland through the Bialystock CHP, which is controlled by Snet.

EBIT: +26.8%

Endesa Europa posted EBITDA through September of Euro 890 million, up 26.8% versus 9M05, and EBIT of Euro 693 million, an increase of 34.6%.
EBITDA & EBIT IN EUROPE
	EBITDA (Euro million)			EBIT (Euro million)
	9M06	9M05	% Chg	9M06	9M05	% Chg
Endesa Italia	739	561	31.7	622	456	36.4
Snet	147	136	8.1	70	54	29.6
Trading	26	20	30.0	26	20	30.0
Holding & others	(22)	(15)	(46.7)	(25)	(15)	(66.7)
Total	890	702	26.8	693	515	34.6

Worth highlighting is the Euro 26 million contribution to EBIT from trading operations, an increase of 30% on the same period last year. ENDESA can conduct these operations risk-free thanks to its solid generation base in Italy and France.

Endesa Italia continue to improve

Endesa Italia’s revenues totalled Euro 2,253 million in 9M06, an increase of 35.6% from last year.

This growth was mainly the result of a 7.6% increase in electricity sold and a 31.7% increase in average electricity prices in the Italian market.

ENDESA ITALIA KEY DATA
	Euro million
	9M06	9M05	Change	% Chg
Revenues	2,253	1,661	592	35.6
Gross margin	854	683	171	25.0
EBITDA	739	561	178	31.7
EBIT	622	456	166	36.4

Endesa Italia generated a total of 19,309 GWh of electricity in 9M06, an increase of 1,980 GWh or 11.4% vs. 9M05. Its market share in Italy at the end of September stood at 8.5%.

Endesa Italia’s generation structure in the nine-month period reflects a higher percentage of fuel-oil production than last year (19.2% vs. 16.1%), as a result of the application of extraordinary measures to reduce gas consumption through March in order to guarantee supply.

Although Endesa Italia’s fuel costs increased by Euro 240 million in 9M06, this was less than the increase in revenues (Euro 592 million) due to higher electricity prices.

On February 23, the Italian government approved the National Allocation Plan (NAP) for greenhouse gas emission rights, which was subsequently ratified by the EU authorities. This NAP allocates Endesa Italia 33.9 million tonnes for the period 2005-2007.

On May 4, the Italian national CO2 emission rights register was formally set up for the rights allocated in the NAP and those acquired. In 9M06, Endesa Italia booked Euro 113 million of revenues from the free allocation and use of emission rights and Euro 149 million of expenses for the cost of emissions. Accordingly, the net cost of emission rights in the income statement was Euro 36 million, corresponding to an estimated deficit of 2.8 million tonnes of CO2.

Finally, Endesa Italia restated the tax bases of its fixed assets to their book value, in accordance with Italian legislation. Therefore, it recorded Euro 148 million lower corporate tax charge (Euro 118 million after minorities) corresponding to the tax savings provided for in this norm.

Earnings growth at Snet continues to gather pace

Earnings at Snet improved further in the third quarter of 2006. EBITDA in 9M06 rose 8.1% to Euro 147 million and EBIT by 29.6% to Euro 70 million vs. 9M05.
SNET KEY DATA
	Euro million
	9M06	9M05	Change	% Chg
Revenues	801	625	176	28.2
Gross margin	248	239	9	3.8
EBITDA	147	136	11	8.1
EBIT	70	54	16	29.6

Revenues in the period rose 28.2% to Euro 801 million, mostly driven by the 24.4% growth in energy sales to 13,888 GWh.

Variables costs were Euro 167 million higher, basically as a result of the Euro 187 million increase in energy purchases, although this was offset by tighter control over transport and fuels costs, which were 9% lower than in 9M05.

Finally, in 9M06, Snet completed the headcount reduction plan, resulting in a 25% decrease in the total workforce; Snet had 1,373 employees on staff when Endesa Europa took control of the company. These layoffs led to a 10.5% reduction in personnel costs and came within the framework of discussions with union representatives.

European debt: Euro 1,505 million

ENDESA’s business in Europe had net financial debt at September 30, 2006 of Euro 1,505 million, Euro 219 million higher than at the end of 2005.

This debt derives from a one-off income tax payment in 2Q06 linked to tax credits obtained in 2005 and 2006 and to the acquisition in the third quarter of majority shareholdings in Centro Energia Teverola and Centro Energia Ferrara, owners of the CCGTs, and assumption of their debt.

Net financial results in 9M06 amounted to an expense of Euro 36 million, a decrease of Euro 8 million from 9M05.

Cash flow from operating activities: Euro 531 million

Operating cash flow generated by this business in 9M06 totalled Euro 531 million, a 5.8% increase on the same period last year despite the one-off tax payment mentioned previously.

Investments: Euro 304 million

Investments in 9M06 in the European business totalled Euro 304 million, of which Euro 165 million were capex, Euro 73 million were accounted for by Endesa Italia and Euro 92 million by Snet.

These amounts included the acquisition of 58.35% stakes in Centro Energia Teverola and Centro Energia Ferrara for Euro 57 million and Euro 35 million, respectively. ENDESA began fully consolidating these companies on September 1, 2006.

BUSINESS IN LATIN AMERICA

Strong growth in net income: +119.4%

Net income at ENDESA’s Latin American business totalled Euro 408 million in 9M06, an increase of Euro 222 million, or 119.4%, on 9M05 and equivalent to 16.3% of ENDESA’s total net income.

This sharp growth reflects favourable economic trends witnessed in the region since 2005, marked by higher growth and more stable exchange rates in ENDESA’s operating markets. ENDESA’s subsidiaries leveraged the growth in generation output and demand deriving from this improved environment, achieving all-time high unit margins thanks to ongoing operational efficiency efforts, the efficient structure of their generation mix and their broad and growing customer base. Against this backdrop, the strategic logic behind the various capacity additions and regasification facilities being developed or in the planning stage is clear.

Highlights

Growth in volume sales in generation and distribution

As indicated, the improved economic environment in the countries where ENDESA has subsidiaries led to sharp increases -all above 3.8%- in demand in 3Q06. Particularly noteworthy were increases in demand in Argentina (9.6%), Peru (7.4%) and Chile (5.9%).

Higher demand underpinned total electricity sales by these subsidiaries of 43,175 GWh, up 5.2% vs. 9M05, with particularly significant increases in Peru (7.4%) and Colombia (6%).

Regarding output, ENDESA generated 46,364 GWh in the region in 9M06, an 8.2% increase vs. 9M05, or 8.7% in like-for-like terms; i.e. stripping out generation output from plants sold by Brazilian company Ampla in 2006. The largest increases were in Brazil (16.7%, after deducting this output), Argentina (11.6%) and Colombia (8.2%).

OUTPUT AND SALES IN THE LATIN AMERICAN BUSINESS
	Output (GWh)		Sales (GWh)
	9M06	% Chg vs. 9M05	9M06	% Chg vs. 9M05
Chile	14,693	6.6	9,235	4.4
Argentina	13,444	11.6	11,022	5.0
Peru	5,271	4.1	3,605	7.4
Colombia	9,577	8.2	7,917	6.0
Brazil	3,379	8.0	11,396	4.9
TOTAL	46,364	8.2	43,175	5.2

Improvement in generation and distribution margins

Growth in demand, tighter reserve margins and favourable generation mix at ENDESA’s subsidiaries caused the unit margin of generation companies to increase by 21.8% in 9M06 vs. 9M05 to US$ 25.1 per MWh produced.

Generation margins, measured in dollars, increased sharply, above all in Chile (+62.5%) thanks to a greater contribution by hydro in the generation mix and to higher prices; and in Argentina (+18.2%), thanks to improved generation mix and higher prices due to the pass-through of greater fuel costs to the wholesale electricity market (MEM). Conversely, margins in Colombia shrunk on the back of lower wholesale prices caused by the increase in rainfall compared to the same period last year.

In distribution, operating margins were considerably boosted by improved pass-through of generation costs in Brazil and operating efficiency improvements at the companies, leading to a considerable improvement in their operating indicators. The unit margin stood at US$ 35.9 per MWh distributed, an increase of 17.8% vs. 9M05.

Reduction in distribution losses

Energy distribution losses were 11.3% in 9M06, 0.7 percentage points below the level recorded in the same period last year.

Improvements were made in all countries, especially Brazil, where the percentage of losses declined by 1 percentage point. These improvements reflect the achievements made in technological innovation, as illustrated by the development and rollout of the new Ampla grid in Brazil.

Generation and transmission projects

During the period, Centrales Hidroeléctricas de Aysén (51%-owned by Endesa Chile and 49% by Colbún) was incorporated. The aim of the new company is to study, finance, build and operate the Aysén Project.

This project entails the construction starting in 2008 of four hydro plants with total installed capacity of 2,355 MW, the last of which is currently estimated to come on stream towards the end of 2018. It will require total investment of US$ 3,600 million, of which US$ 1,500 million will be earmarked for the 2,000km high voltage line required to transmit the energy generated and whose construction will be put out to tender, and US$ 2,100 million will be allotted to the four hydro plants. Therefore, in proportion to its stake in the project, Endesa Chile will have to invest at least 51% of this, i.e. US$ 1,071 million.

Also in 9M06, this company continued work on the 377MW San Isidro II CCGT and the 32MW Palmucho hydro plant, both in Chile.

On May 16, the first stone was placed on the regasification plant included in the liquefied natural gas (LNG) project being carried out in Quintero (Chile). ENDESA is involved in the project alongside British Gas, Metrogas and ENAP. This plant will ensure fuel supply to the capacity addition projects undertaken in the country.

Endesa Eco continued to work on the 9 MW Canela wind farm in Chile and began construction of the 9MW Ojos de Agua mini hydro station. Both projects were started in 1Q06.

In Peru, construction on the first CCGT at the Ventanilla site, owned by Etevensa- was completed in July. Construction continues on the second CCGT, slated to be completed this month (i.e. October). The start-up of both CCGTs will bring an additional 172 MW of new capacity on stream and make the company’s generation mix much more competitive.

Meanwhile, in Colombia, Emgesa completed the acquisition of the 186 MW Termocartagena thermal plant.

Finally, on July 11 construction officially began in Panama on the transmission line of the SIEPAC project to interconnect the electricity grids of six Central American countries. The network owner (Empresa Propietaria de la Red, or EPR) is responsible for carrying out the project. Partners include the six Central American countries involved, Colombian company ISA and ENDESA (12.5% stake).

Optimisation of ownership structure

During the course of the period, ENDESA completed the ownership restructuring underway in Brazil, Peru and Chile:

•
In Brazil, holding company Endesa Brasil owns all the assets ENDESA holds directly and indirectly in this country. In July, International Finance Corporation (IFC), a World Bank affiliate with 178 member countries, acquired 2.7% of this holding company. The transaction values Endesa Brasil’s equity at a total of US$ 1,850 million, equivalent to an EV/EBITDA 2005 multiple of 6.65x.

•
In Peru, the merger and takeover of Etevensa by Edegel. This transaction, which closed on June 1, results in a more balanced overall generation mix (51% hydro and 49% thermal), which will, among other things, reduce volatility of revenues as a result of variations in rainfall.

•	In Chile, the Chilectra-Elesur merger, led to a lower tax charge, for a total recognised amount of Euro 170 million (Euro 101 million after minority interests).

Meanwhile, in May, the Boards of the Colombian companies Emgesa and Betania agreed to begin analysing a potential merger. If the analysis is favourable, the transaction would give rise to the largest generator in Colombia, with installed capacity of 2,780 MW.

Regulatory update

Regulatory highlights in 9M06 in the Latin American countries where ENDESA has operations:

•	The tariffs applied to Brazilian companies, Ampla and Coelce, were modified, by 2.9% and 10.01%, respectively.

•	In January the Colombian electricity regulator passed a resolution modifying the calculation to limit generation market share, providing ENDESA’s subsidiaries with access to higher market volume.

•
Regarding the bilateral agreement between Argentina and Brazil, the Argentine Secretary for Energy issued a resolution in February permitting companies with export contracts to renegotiate them to encourage imports in order to meet demand.

•
Also in February, the Argentine Senate ratified the agreement between UNIREN and Edesur establishing the framework for an integral tariff review to be completed through October 2006. A presidential decree ratifying this process and, among other things, increasing the DCV (distribution cumulative value) by 28% retroactively from November 2005, is pending.

•	A trust has been set up to enable Argentine companies under the Foninvemem agreement -awarded 1,600 MW of CCGTS- to obtain necessary administrative and operating resources.

•	In June, a Brazilian court ruling lifted the suspension on retroactive collection of amounts related to the 2005 tariff revision. Coelce began charging these amounts on June 26.

•	In July, the Peruvian Congress passed an amendment to the Electricity Concession Law, the main features of which are as follows:

-	Establishment of a mechanism for tenders at fixed prices over a period of 10 years to encourage investment and contracting with distributors, with guaranteed pass-through.

-	Establishment of a new centrally planned regulation, with 30-year concessions and guaranteed payment.

-	Greater involvement by generators, distributors, transmission companies and deregulated customers in the domestic electricity system operator.

-	The option of spot market purchases for deregulated demand of distributors and large deregulated customers.

The new law helps to unlock the value of ENDESA’s generation assets in Peru through rising prices and long-term contracts.

•
In the first half of October, the new regulation setting the capacity payments in Colombia was published, putting an end to almost two years of work to reach a consensus between the regulator and market agents. We highlight the following points:

-	From December 2006 to at least November 2009, there will be a period of transition during which pro rata charge will be paid for energies certified by the regulator.

-
In the first half of 2007, energy auctions for up to 20 years will be held in order to define the expansion required beyond December 2009, when new projects will be put out to tender and existing projects will become price takers.

EBITDA: growth of 25.7%

EBITDA in the Latin American business totalled Euro 1,663 million in 9M06, a 25.7% increase on 9M05. EBIT rose 35.3% to Euro 1,304 million.

EBITDA & EBIT IN LATIN AMERICA
	EBITDA			EBIT
	9M06	9M05	% Chg	9M06	9M05	% Chg
Generation and transmission	898	736	22.0	709	548	29.4
Distribution	815	613	33.0	651	444	46.6
Others	(50)	(26)	NA	(56)	(28)	NA
TOTAL	1,663	1,323	25.7	1,304	964	35.3

The table below shows the breakdown of EBITDA and EBIT of ENDESA’s fully consolidated subsidiaries by business line and country:

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE AND COUNTRY
Generation and transmission
Euro million	EBITDA			EBIT
	9M06	9M05	% Chg	9M06	9M05	% Chg
Chile	435	250	74.0	362	171	111.7
Colombia	168	171	(1.8)	135	135	0.0
Brazil - Generation	92	97	(5.2)	78	83	(6.0)
Brazil - Transmission	(11)	34	NA	(25)	21	NA
Peru	111	114	(2.6)	80	87	(8.0)
Argentina - Generation	96	70	37.1	73	53	37.7
Argentina - Transmission	7	-	100.0	6	(2)	NA
TOTAL	898	736	22.0	709	548	29.4

Distribution
Euro million	EBITDA			EBIT
	9M06	9M05	% Chg	9M06	9M05	% Chg
Chile	160	139	15.1	142	121	17.4
Colombia	213	177	20.3	165	119	38.7
Brazil	344	202	70.3	289	152	90.1
Peru	63	54	16.7	40	32	25.0
Argentina	35	41	(14.6)	15	20	(25.0)
TOTAL	815	613	33.0	651	444	46.6

Generation and transmission

Chile

Energy output in 9M06 rose 6.6% to 14,693 GWh. Moreover, generation mix improved, with hydro generation accounting for a larger share. This helped protect earnings from fuel prices increases, such as natural gas.

This, coupled with a favourable trend in the Chilean peso vis-à-vis the euro and higher wholesale prices, generated a 74% increase in EBITDA and a 111.7% increase in EBIT vs. 9M05, to Euro 435 million and Euro 362 million, respectively.

Colombia

Electricity generation output was 8.2% higher than in the same period last year, nearly offsetting the adverse trend in prices as a result of high level of rainfall through September this year. Hence, EBITDA was just Euro 3 million lower than in 9M05, at Euro 168 million, while EBIT was virtually flat, at Euro 135 million.

Brazil - Generation

ENDESA’s subsidiaries in Brazil generated total output in the period of 3,379 GWh, 8% more than in 9M05, mostly thanks to increased activity at Cachoeira Dourada. However, if we strip out from the 2005 figures the power generated at the plants sold by Ampla in 2Q06 (235 GWh), total output in the first nine months of 2006 would have risen by 16.7%.

The increase in generation output and favourable exchange rates cushioned the impact of fuel consumption increase by Endesa Fortaleza caused by natural gas supply issues, enabling both EBITDA and EBIT to decline by just Euro 5 million, to Euro 92 million and Euro 78 million, respectively.

Brazil - Transmission

The difficulties in exporting electricity from Argentina to Brazil due to gas supply restrictions continued, undermining results at this interconnection. EBITDA in 9M06 showed a loss of Euro 11 million, Euro 45 million less than in 9M05, while EBIT was a negative Euro 25 million, Euro 46 million less.

Peru

Generation sales in 9M06 rose 2.3% vs. 9M05 to Euro 223 million, mainly thanks to higher prices and output, which partly offset the Euro 40 million increase in fuel costs. EBITDA was Euro 111 million, 2.6% less than in 9M05, while EBIT was Euro 80 million, Euro 7 million less.

Argentina

Although gas supply difficulties continued to trigger increases in fuel costs (46.8%) due to the need to generate power using liquid fuels, higher sales due to increased output (+11.6%), coupled with improvements in prices, boosted margins. EBITDA in 9M06 rose 37.1% to Euro 96 million and EBIT by 37.7% to Euro 73 million.

Distribution

Chile

Revenues rose 25.5% thanks to exchange rates, higher energy sales (4.4%) and better unit price deriving from changes in tariff indexation. EBITDA amounted to Euro 160 million and EBIT to Euro 142 million, 15.1% and 17.4% higher, respectively, than in 9M05.

Colombia

EBITDA at the Colombian distribution business was Euro 213 million, 20.3% higher than in 9M05, while EBIT totalled Euro 165 million, up 38.7%. The increases were driven by a 4.7% increase in revenues and by other revenues from the new business undertaken by Codensa Hogar.

Brazil

Distribution sales in Brazil came to Euro 1,207 million in the nine-month period, a 33.4% increase on 9M05. The increase was driven by wider margins stemming from an enhanced pass-through of generation prices to customers and, to a lesser extent, higher volume sales (+4.9%). These factors, coupled with a sharp decline in energy losses, led to increases in EBITDA and EBIT of 70.3% and 90.1%, respectively, to Euro 344 million and Euro 289 million.

Peru

EBITDA from distribution in Peru amounted Euro 63 million in 9M06, up 16.7% on 9M05, due to higher sales (+5%), offsetting the increase in costs. Meanwhile, EBIT advanced 25% to Euro 40 million.

Argentina

By September 30, the tariff increase had yet to be registered, since the presidential decree required to ratify the renegotiation of tariffs with Edesur had not been enacted. As a result, the 1.2% increase in revenues from distribution was not enough to make up for the 6.8% rise in procurement costs. This led to a 14.6% decline in EBITDA, to Euro 35 million, and a 25% drop in EBIT, to Euro 15 million this year.

Financial results: Euro 359 million

Financial results for the business in Latin America reflected a loss of Euro 359 million in the first nine months of 2006, Euro 69 million more than in 9M05.

Net exchange-rate gains were Euro 57 million lower, down from Euro 72 million in 9M05 to Euro 15 million.

Net interest expense totalled Euro 374 million, Euro 12 million or 3.3% higher than in 9M05. This increase was mainly due to high expenses deriving from readjustments to pension funds, the early repayment of loans and the exchange rate effect on financial expenses. Net interest expense totalled Euro 374 million, Euro 12 million or 3.3% higher than in 9M05. The financial expenses in local currencies decreased compare to the previous year as a consequence of lower average interest rates.

Net debt at ENDESA’s Latin American business stood at Euro 5,780 million at September 30, 2006, a reduction of Euro 329 since the start of the year. This decrease is due, among other factors, to the appreciation of the euro vis-à-vis the currencies in which ENDESA’s Latin American subsidiaries’ debt is denominated. This accounted for Euro 349 million of the reduction.

In May, rating agency Fitch upgraded its ratings for Enersis and Endesa Chile from BBB- to BBB, stable outlook, while in October, Moody’s placed their Ba1 ratings under review for a possible upgrade.

Cash flow from operating activities: up 18.9%

ENDESA’s business in Latin America generated Euro 911 million of cash flow in the first nine months of 2006, an increase of 18.9% with respect to 9M05.

Investments: Euro 653 million

Investment in Latin America through September this year totalled Euro 653 million, of which Euro 601 million corresponded to capex.
CAPITAL EXPENDITURE IN LATIN AMERICA
	Euro million
	9M06	9M05	% Chg
Generation	240	122	96.7
Distribution and Transmission	348	243	43.2
Others	13	19	(31.6)
TOTAL	601	384	56.5

STATISTICAL APPENDIX

KEY FIGURES

Electricity Generation Output (GWh)	9M06	9M05	% Chg
Business in Spain and Portugal	68,222	69,769	(2.2)
Business in Europe	26,443	24,410	8.3
Business in Latin America	46,364	42,870	8.2
TOTAL	141,029	137,049	2.9

Electricity Generation Output in Spain and Portugal (GWh)	9M06	9M05	% Chg
Mainland	57,303	59,375	(3.5)
Nuclear	17,806	16,835	5.8
Coal	25,700	27,216	(5.6)
Hydro	5,541	6,085	(8.9)
Combined cycle - CCGT	5,605	5,641	(0.6)
Fuel oil	881	2,029	(56.6)
Renewables/CHP	1,770	1,569	12.8
Non-mainland	10,919	10,394	5.1
TOTAL	68,222	69,769	(2.2)

Electricity Generation Output in Europe (GWh)	9M06	9M05	% Chg
Coal	11,806	11,457	3.0
Hydro	1,816	1,820	(0.2)
Combined cycle - CCGT	9,084	8,318	9.2
Fuel oil	3,714	2,796	32.8
Wind	23	19	21.1
TOTAL	26,443	24,410	8.3

Electricity Generation Output in Latin America (GWh)	9M06	9M05	% Chg
Chile	14,693	13,778	6.6
Argentina	13,444	12,046	11.6
Peru	5,271	5,061	4.1
Colombia	9,577	8,855	8.2
Brazil	3,379	3,130	8.0
TOTAL	46,364	42,870	8.2

Electricity sales (GWh)	9M06	9M05	% Chg
Business in Spain and Portugal	82,236	75,381	9.1
Regulated market	53,434	47,939	11.5
Deregulated market	28,802	27,442	5.0
Business in Europe	38,913	34,314	13.4
Italy	25,025	23,153	8.1
France	12,722	10,007	27.1
Poland	1,166	1,154	1.0
Business in Latin America	43,175	41,033	5.2
Chile	9,235	8,847	4.4
Argentina	11,022	10,498	5.0
Peru	3,605	3,356	7.4
Colombia	7,917	7,469	6.0
Brazil	11,396	10,863	4.9
TOTAL	164,324	150,728	9.0

Gas sales (GWh)	9M06	9M05	% Chg
Regulated market	1,725	1,934	(10.8)
Deregulated market	16,871	13,355	26.3
TOTAL	18,596	15,289	21.6

Workforce	30/09/06	30/09/05	% Chg
Business in Spain and Portugal	12,700	12,730	(0.2)
Business in Europe	2,154	2,313	(6.9)
Business in Latin America	11,964	12,343	(3.1)
Other businesses	--	54	NA
TOTAL	26,818	27,440	(2.3)

FINANCIAL DATA

Key figures	9M06	9M05	% Chg
EPS (Euro)	2.37	1.47	61.2
CFPS (Euro)	3.13	2.77	13.3
BVPS (Euro)	10.80	9.90	9.1

Net financial debt (Euro million)	30-09-06	31-12-05	% Chg
Business in Spain and Portugal	13,731	11,461	19.8
Business in Europe	1,505	1,286	17.0
Endesa Italia	730	815	(10.4)
Other	775	471	64.5
Business in Latin America	5,780	6,109	(5.4)
Enersis	4,836	5,207	(7.1)
Other	944	902	4.7
Other businesses (1)	--	(575)	NA
TOTAL	21,016	18,281	15.0

Financial leverage (%)	128.8	112.0	NA
Net debt/Operating cash flow (times)	2.9	3.0	NA
Interest coverage by operating cash flow (times)	8.0	5.7	-
(1) At September 30, 2006, there was no debt assigned to “Other businesses”, as it disappeared as such with the sale of the 5.01% stake in Auna carried out in February 2006 and was allocated to the electricity business in Spain and Portugal.

Ratings (25/10/2006)	Long term	Short term	Outlook
Standard & Poor’s	A	A-1	Creditwatch (-)
Moody’s	A3	P-2	Negative
Fitch	A+	F1	Creditwatch (-)

Main fixed-income issues	Spread over IRS (bp)
	30/09/06	31/12/05
2.7Y Euro 700M 4.375% Mat. June 2009	8	5
5.8Y GBP 400M 6.125% Mat. July 2012	24	28
6.4Y Euro 700M 5.375% Mat. Feb 2013	18	18

Stock market data	30/09/06	31/12/05	% Chg
Market cap (Euro million)	35,521	23,525	51.0
Number of shares outstanding	1,058,752,117	1,058,752,117	--
Nominal share value (Euro)	1.2	1.2	--

Stock market data	9M06	9M05	% Chg
Trading volumes (shares)
Madrid stock exchange	2,327,950,930	2,116,538,073	10.0
NYSE	19,554,600	20,964,800	(6.7)
Average daily trading volume (shares)
Madrid stock exchange	12,188,225	11,023,635	10.6

Share price	9M06 high	9M05 low	30/09/06	31/12/05
Madrid stock exchange (Euro)	35.00	21.70	33.55	22.22
NYSE (USD)	44.40	26.30	42.60	26.01

Dividends (Euro cents/share)	Payable against 2005 results
Interim dividend (02/01/06)	30.50
Final dividend (03/07/06)	209.50
Total DPS	240.00
Pay-out (%)	79.9
Dividend yield (%)	10.8

Information memo (forward-looking statements)

Investors are urged to read ENDESA’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ENDESA with the SEC are available without charge from the SEC’s website at www.sec.gov and at ENDESA's principal executive offices in Madrid, Spain.

This presentation contains certain “forward-looking statements” regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond ENDESA’s control or may be difficult to predict.

Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA and dividends targets for 2004 to 2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to regulatory environment, exchange rates, divestments, increases in production and installed capacity in the various markets where ENDESA operates, increases in demand in these markets, allocation of production among different technologies increased costs associated with higher activity levels not exceeding certain levels, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, fuel, coal and emission rights necessary to operate our business at desired levels.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements.

Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; the potential liabilities relating to our nuclear facilities.

Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Any delays in or failure to obtain necessary regulatory approvals, including environmental to construct new facilities, repowering or enhancement of existing facilities; shortages or changes in the price of equipment, materials or labour; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

Political/Governmental Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; the ability to implement an international and diversification strategy successfully. Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F for the first quarter of 2005 filed with the SEC and in the Registration Document of ENDESA Stock filed with the CNMV.

No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither ENDESA nor any of its affiliates intends to update these forward-looking statements.

 ENDESA S.A. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
 AS OF SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

 (Unaudited)

 Euro Million
ASSETS	30.09.06	31.12.05	Variation
Total fixed assets	48,124	45,742	2,382	5.21%
Utility plant	32,700	32,313	387	1.20%
Investment property	58	71	(13)	-18.31%
Intangible asset	1,202	863	339	39.28%
Goodwill	4,044	4,278	(234)	-5.47%
Long term financial investments	5,967	4,134	1,833	44.34%
Investments in associates	713	623	90	14.45%
Deferred tax assets	3,440	3,460	(20)	-0.58%
Total current assets	8,232	9,623	(1,391)	-14.45%
Inventories	836	812	24	2.96%
Trade and other receivables	6,078	6,098	(20)	-0.33%
Short term financial investments	90	77	13	16.88%
Cash and cash equivalents	1,228	2,614	(1,386)	-53.02%
Assets held for sale		22	(22)	-100.00%
TOTAL ASSETS	56,356	55,365	991	1.79%

EQUITY AND LIABILITIES
Total equity	16,316	16,327	(11)	-0.07%
Atributtable to equity holders of the parent company	11,431	11,590	(159)	-1.37%
Minority interest	4,885	4,737	148	3.12%
Non-current liabilities	32,491	28,630	3,861	13.49%
Deferred revenues	2,474	2,062	412	19.98%
Preferred shares	1,427	1,419	8	0.56%
Long term provisions	4,852	5,097	(245)	-4.81%
Long term financial debt	20,924	17,168	3,756	21.88%
Other non-current liabilities	1,044	1,032	12	1.16%
Deferred tax liabilities	1,770	1,852	(82)	-4.43%
Current liabilities	7,549	10,408	(2,859)	-27.47%
Short term financial debt	214	2,450	(2,236)	-91.27%
Trade and other payables	7,335	7,958	(623)	-7.83%
TOTAL EQUITY AND LIABILITIES	56,356	55,365	991	1.79%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)
 Euro Million
	30.09.06	30.09.05	Variation
REVENUES	15,732	13,268	2,464	18.57%
Sales	14,847	12,643	2,204	17.43%
Other operating revenues	885	625	260	41.60%

PURCHASES AND SERVICES	7,913	6,770	1,143	16.88%
Energy purchases	2,914	2,640	274	10.38%
Fuel procurement costs	3,104	2,538	566	22.30%
Transmission expenses	553	476	77	16.18%
Other variable purchases and services	1,342	1,116	226	20.25%

GROSS MARGIN	7,819	6,498	1,321	20.33%

Work performed by the entity and capitalized	126	121	5	4.13%

Personnel expenses	1,150	1,035	115	11.11%

Other fixed operating expenses	1,316	1,185	131	11.05%

GROSS OPERATING INCOME (EBITDA)	5,479	4,399	1,080	24.55%

Depreciation and amortization	1,370	1,293	77	5.96%

OPERATING INCOME (EBIT)	4,109	3,106	1,003	32.29%

FINANCIAL INCOME	(720)	(748)	28	-3.74%
Net financial expenses	(736)	(814)	78	-9.58%
Foreign exchanges	16	66	(50)	-75.76%

Share of profit of associates	60	65	(5)	-7.69%

Income from other investments	9	8	1	12.50%

Income from asset sales	453	207	246	118.84%

INCOME BEFORE TAXES	3,911	2,638	1,273	48.26%

Income tax	736	711	25	3.52%

PROFIT FOR THE PERIOD	3,175	1,927	1,248	64.76%
Attributable to the holders of the parent company	2,508	1,556	952	61.18%
Minority interest	667	371	296	79.78%
Net income per share (expressed in euros)	2.37	1.47	0.90	61.18%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

3Q RESULTS
	3Q 06	3Q 05	Variation
REVENUES	5,131	4,675	456	9.75%
Sales	4,901	4,423	478	10.81%
Other operating revenues	230	252	(22)	-8.73%

PURCHASES AND SERVICES	2,611	2,397	214	8.93%
Energy purchases	980	906	74	8.17%
Fuel procurement costs	1,096	921	175	19.00%
Transmission expenses	184	173	11	6.36%
Other variable purchases and services	351	397	(46)	-11.59%

GROSS MARGIN	2,520	2,278	242	10.62%

Work performed by the entity and capitalized	36	42	(6)	-14.29%

Personnel expenses	383	356	27	7.58%

Other fixed operating expenses	456	389	67	17.22%

GROSS OPERATING INCOME (EBITDA)	1,717	1,575	142	9.02%

Depreciation and amortization	479	438	41	9.36%

OPERATING INCOME (EBIT)	1,238	1,137	101	8.88%

FINANCIAL INCOME	(251)	(273)	22	-8.06%
Net financial expenses	(256)	(278)	22	-7.91%
Foreign exchanges	5	5

Share of profit of associates	14	26	(12)	-46.15%

Income from other investments	2	1	1	100.00%

Income from asset sales	193	93	100	107.53%

INCOME BEFORE TAXES	1,196	984	212	21.54%

Income tax	263	250	13	5.20%

NET INCOME	933	734	199	27.11%
Attributable to the holders of the parent company	752	600	152	25.33%
Minority interest	181	134	47	35.07%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Euro Million
	30.09.06	30.09.05
Consolidated income before income taxes	3,911	2,638
Amortization	1,370	1,293
Income from asset sales	(453)	(207)
Income tax	(1,001)	(587)
Provisions payments	(452)	(286)
Other results without cash flow effect	(57)	78
Cash Flow from operating activities	3,318	2,929

Change in deferred income tax	323	386
Change in operating assets/liabilities	(574)	(821)

Net cash provided by operating activities	3,067	2,494

Acquisitions of fixed and intangible assets	(2,545)	(2,229)
Disposal of fixed and intangible assets	351	163
Investments in stakes of subsidiaries	(93)	(174)
Disposal of stakes in subsidiaries		250
Acquisitions of other investments	(1,606)	(889)
Disposal of other investments	216	649
Cash flow from changes in perimeter	47	7
Subsidies and other deferred income	245	191
Net cash used for investing activities	(3,385)	(2,032)

New long-term debt	4,224	2,649
Repayment of long-term debt	(1,378)	(1,266)
Net cash from financial debt with short term maturity	(1,175)	(1,965)
Dividends paid by the controlling company	(2,541)	(796)
Dividends paid to minority shareholders	(181)	(109)
Other payments to minority shareholders		(247)
Net cash used for financing activities	(1,051)	(1,734)

Total net cash	(1,369)	(1,272)

Effects of exchange rate changes on cash and cash equivalents	(17)	109

Net increase in cash and cash equivalents	(1,386)	(1,163)

Cash and cash equivalents at beginning of period	2,614	2,178
Cash and cash equivalents at end of period	1,228	1,015

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE - 30 SEPTEMBER 2006

(Unaudited)

Euro Million
	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	(428)	(206)	(634)
In assets and liability revaluation reserves	(106)	(34)	(140)
Available-for-sale investments	(178)		(178)
Cash flow hedge	97	(34)	63
Tax effect	(25)		(25)
In translation differences	(322)	(172)	(494)
Gross translation differences	(334)	(172)	(506)
Tax effect	12		12

PROFIT FOR THE PERIOD	2,508	667	3,175

TOTAL INCOME AND EXPENSES RECOGNISED	2,080	461	2,541

CONSOLIDATED BALANCE SHEETS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)

Euro Million
ASSETS	30.09.06	31.12.05	Variation
Total fixed assets	27,889	24,507	3,382	13.80%
Utility plant	18,958	18,176	782	4.30%
Investment property	4	4
Intangible asset	870	720	150	20.83%
Goodwill	59	148	(89)	-60.14%
Long term financial investments	5,272	2,788	2,484	89.10%
Investments in associates	489	370	119	32.16%
Deferred tax assets	2,237	2,301	(64)	-2.78%
Total current assets	4,300	5,697	(1,397)	-24.52%
Inventories	557	548	9	1.64%
Trade and other receivables	3,521	3,573	(52)	-1.46%
Short term financial investments	9	22	(13)	-59.09%
Cash and cash equivalents	213	1,532	(1,319)	-86.10%
Assets held for sale		22	(22)	-100.00%
TOTAL ASSETS	32,189	30,204	1,985	6.57%

EQUITY AND LIABILITIES	30.09.06	31.12.05	Variation
Total equity	6,208	6,037	171	2.83%
Atributtable to equity holders of the parent company	6,078	5,918	160	2.70%
Minority interest	130	119	11	9.24%
Non-current liabilities	22,092	18,236	3,856	21.14%
Deferred revenues	2,161	1,799	362	20.12%
Preferred shares	1,427	1,419	8	0.56%
Long term provisions	3,720	3,800	(80)	-2.11%
Long term financial debt	13,800	10,300	3,500	33.98%
Other non-current liabilities	477	400	77	19.25%
Deferred tax liabilities	507	518	(11)	-2.12%
Current liabilities	3,889	5,931	(2,042)	-34.43%
Short term financial debt	(963)	1,188	(2,151)	-181.06%
Trade and other payables	4,852	4,743	109	2.30%
TOTAL EQUITY AND LIABILITIES	32,189	30,204	1,985	6.57%

CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

 (Unaudited)

Euro Million
	30.09.06	30.09.05	Variation
REVENUES	7,810	6,651	1,159	17.43%
Sales	7,235	6,175	1,060	17.17%
Other operating revenues	575	476	99	20.80%

PURCHASES AND SERVICES	3,471	2,992	479	16.01%
Energy purchases	767	649	118	18.18%
Fuel procurement costs	1,695	1,493	202	13.53%
Transmission expenses	272	176	96	54.55%
Other variable purchases and services	737	674	63	9.35%

GROSS MARGIN	4,339	3,659	680	18.58%

Work performed by the entity and capitalized	105	100	5	5.00%

Personnel expenses	758	673	85	12.63%

Other fixed operating expenses	760	706	54	7.65%

GROSS OPERATING INCOME (EBITDA)	2,926	2,380	546	22.94%

Depreciation and amortization	814	746	68	9.12%

OPERATING INCOME (EBIT)	2,112	1,634	478	29.25%

FINANCIAL INCOME	(325)	(359)	34	-9.47%
Net financial expenses	(324)	(356)	32	-8.99%
Foreign exchanges	(1)	(3)	2	66.67%

Share of profit of associates	53	42	11	26.19%

Income from other investments	8	2	6	300.00%

Income from asset sales	218	102	116	113.73%

INCOME BEFORE TAXES	2,066	1,421	645	45.39%

Income tax	554	364	190	52.20%

PROFIT FOR THE PERIOD	1,512	1,057	455	43.05%
Attributable to the holders of the parent company	1,503	1,051	452	43.01%
Minority interest	9	6	3	50.00%

3Q CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	3Q 06	3Q 05	Variation
REVENUES	2,542	2,365	177	7.48%
Sales	2,409	2,171	238	10.96%
Other operating revenues	133	194	(61)	-31.44%

PURCHASES AND SERVICES	1,156	1,117	39	3.49%
Energy purchases	230	221	9	4.07%
Fuel procurement costs	634	572	62	10.84%
Transmission expenses	99	67	32	47.76%
Other variable purchases and services	193	257	(64)	-24.90%

GROSS MARGIN	1,386	1,248	138	11.06%

Work performed by the entity and capitalized	29	36	(7)	-19.44%

Personnel expenses	258	231	27	11.69%

Other fixed operating expenses	261	218	43	19.72%

GROSS OPERATING INCOME (EBITDA)	896	835	61	7.31%

Depreciation and amortization	287	246	41	16.67%

OPERATING INCOME (EBIT)	609	589	20	3.40%

FINANCIAL INCOME	(125)	(122)	(3)	2.46%
Net financial expenses	(132)	(127)	(5)	3.94%
Foreign exchanges	7	5	2	40.00%

Share of profit of associates	11	21	(10)	-47.62%

Income from other investments	1		1	N/A

Income from asset sales	189	27	162	600.00%

INCOME BEFORE TAXES	685	515	170	33.01%

Income tax	139	140	(1)	-0.71%

NET INCOME	546	375	171	45.60%
Attributable to the holders of the parent company	542	372	170	45.70%
Minority interest	4	3	1	33.33%

STATEMENTS OF CASH FLOWS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	30.09.06	30.09.05
Consolidated income before income taxes	2,066	1,421
Amortization	814	746
Income from asset sales	(218)	(102)
Income tax	(489)	(291)
Provisions payments	(296)	(253)
Other results without cash flow effect	(1)	148
Cash Flow from operating activities	1,876	1,669

Change in deferred income tax	368	209
Change in operating assets/liabilities	(285)	(735)

Net cash provided by operating activities	1,959	1,143

Acquisitions of fixed and intangible assets	(1,735)	(1,659)
Disposal of fixed and intangible assets	268	137
Investments in stakes of subsidiaries	(2)	(151)
Acquisitions of other investments	(1,516)	(789)
Disposal of other investments	100	2
Cash flow from change in perimeter		7
Subsidies and other deferred income	214	171
Net cash used for investing activities	(2,671)	(2,282)

New long-term debt	2,890	939
Repayment of long-term debt	(868)	981
Net cash from financial debt with short term maturity	(764)	(1,302)
Dividends paid by the controlling company	(2,241)	(588)
Dividends paid to minority shareholders	(2)	(1)
Net cash used for financing activities	(985)	29

Total net cash	(1,697)	(1,110)

Net increase in cash and cash equivalents	(1,697)	(1,110)

Cash and cash equivalents at beginning of period	1,910	1,306
Cash and cash equivalents at end of period	213	196

CONSOLIDATED BALANCE SHEETS
EUROPE ELECTRICITY BUSINESS

(Unaudited)

Euro Million
ASSETS	30.09.06	31.12.05	Variation
Total fixed assets	6,059	5,692	367	6.45%
Utility plant	3,643	3,572	71	1.99%
Intangible asset	265	74	191	258.11%
Goodwill	1,642	1,471	171	11.62%
Endesa Italia	1,387	1,293	94	7.27%
Snet	183	178	5	2.81%
CE Teverola	40		40	N/A
CE Ferrara	32		32	N/A
Long term financial investments	99	151	(52)	-34.44%
Investments in associates	78	78
Deferred tax assets	332	346	(14)	-4.05%
Total current assets	1,194	1,145	49	4.28%
Inventories	180	150	30	20.00%
Trade and other receivables	862	868	(6)	-0.69%
Cash and cash equivalents	152	127	25	19.69%
TOTAL ASSETS	7,253	6,837	416	6.08%

EQUITY AND LIABILITIES	30.09.06	31.12.05	Variation
Total equity	3,216	2,834	382	13.48%
Atributtable to equity holders of the parent company	2,271	1,979	292	14.75%
Minority interest	945	855	90	10.53%
Non-current liabilities	2,633	2,704	(71)	-2.63%
Deferred revenues	175	148	27	18.24%
Long term provisions	315	342	(27)	-7.89%
Long term financial debt	1,428	1,390	38	2.73%
Other non-current liabilities	444	503	(59)	-11.73%
Deferred tax liabilities	271	321	(50)	-15.58%
Current liabilities	1,404	1,299	105	8.08%
Short term financial debt	230	23	207	900.00%
Trade and other payables	1,174	1,276	(102)	-7.99%
TOTAL EQUITY AND LIABILITIES	7,253	6,837	416	6.08%

CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	30.09.06	30.09.05	Variation
REVENUES	3,333	2,884	449	15.57%
Sales	3,113	2,798	315	11.26%
Other operating revenues	220	86	134	155.81%

PURCHASES AND SERVICES	2,196	1,940	256	13.20%
Energy purchases	871	964	(93)	-9.65%
Fuel procurement costs	1,071	822	249	30.29%
Transmission expenses	7	19	(12)	-63.16%
Other variable purchases and services	247	135	112	82.96%

GROSS MARGIN	1,137	944	193	20.44%

Work performed by the entity and capitalized	2	6	(4)	-66.67%

Personnel expenses	110	117	(7)	-5.98%

Other fixed operating expenses	139	131	8	6.11%

GROSS OPERATING INCOME (EBITDA)	890	702	188	26.78%

Depreciation and amortization	197	187	10	5.35%

OPERATING INCOME (EBIT)	693	515	178	34.56%

FINANCIAL INCOME	(36)	(44)	8	-18.18%
Net financial expenses	(38)	(44)	6	-13.64%
Foreign exchanges	2		2	N/A

Share of profit of associates	(1)	9	(10)	-111.11%

Income from asset sales		84	(84)	-100.00%

INCOME BEFORE TAXES	656	564	92	16.31%

Income tax	106	201	(95)	-47.26%

PROFIT FOR THE PERIOD	550	363	187	51.52%
Attributable to the holders of the parent company	426	283	143	50.53%
Minority interest	124	80	44	55.00%

3Q CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	3Q 06	3Q 05	Variation
REVENUES	1,082	954	128	13.42%
Sales	1,026	913	113	12.38%
Other operating revenues	56	41	15	36.59%

PURCHASES AND SERVICES	704	624	80	12.82%
Energy purchases	325	293	32	10.92%
Fuel procurement costs	338	284	54	19.01%
Transmission expenses	(5)	6	(11)	-183.33%
Other variable purchases and services	46	41	5	12.20%

GROSS MARGIN	378	330	48	14.55%

Work performed by the entity and capitalized	1	1

Personnel expenses	35	35

Other fixed operating expenses	41	47	(6)	-12.77%

GROSS OPERATING INCOME (EBITDA)	303	249	54	21.69%

Depreciation and amortization	69	65	4	6.15%

OPERATING INCOME (EBIT)	234	184	50	27.17%

FINANCIAL INCOME	(11)	(14)	3	-21.43%
Net financial expenses	(13)	(15)	2	-13.33%
Foreign exchange	2	1	1	100.00%

Share of profit of associates	3	2	1	50.00%

Income from asset sales	(1)	48	(49)	-102.08%

INCOME BEFORE TAXES	225	220	5	2.27%

Income tax	88	83	5	6.02%

NET INCOME	137	137
Attributable to the holders of the parent company	104	101	3	2.97%
Minority interest	33	36	(3)	-8.33%

STATEMENTS OF CASH FLOWS
EUROPE ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	30.09.06	30.09.05
Consolidated income before income taxes	656	564
Amortization	197	187
Income from asset sales		(84)
Income tax	(262)	(153)
Provisions payments	(5)	(3)
Other results without cash flow effect	(55)	(9)
Cash Flow from operating activities	531	502

Change in deferred income tax	(41)	140
Change in operating assets/liabilities	(189)	8

Net cash provided by operating activities	301	650

Acquisitions of fixed and intangible assets	(178)	(208)
Disposal of fixed and intangible assets	2	1
Investments in stakes of subsidiaries	(74)	(6)
Disposal of stakes in subsidiaries		160
Disposal of other investments	98	190
Acquisitions of other investments	(58)	(20)
Cash flow from changes in perimeter	47
Net cash used for investing activities	(163)	117

New long-term debt	270	1,175
Repayment of long-term debt	(273)	(1,439)
Net cash from financial debt with short term maturity	125	(251)
Dividends paid by the controlling company	(187)	(95)
Dividends paid to minority shareholders	(48)	(28)
Net cash used for financing activities	(113)	(638)

Total net cash	25	129

Net increase in cash and cash equivalents	25	129

Cash and cash equivalents at beginning of period	127	61
Cash and cash equivalents at end of period	152	190

CONSOLIDATED BALANCE SHEETS
LATIN AMERICAN ELECTRICITY BUSINESS

(Unaudited)
Euro Million
ASSETS	30.09.06	31.12.05	Variation
Total fixed assets	14,176	14,755	(579)	-3.92%
Utility plant	10,099	10,565	(466)	-4.41%
Investment property	54	67	(13)	-19.40%
Intangible asset	67	69	(2)	-2.90%
Goodwill	2,343	2,659	(316)	-11.88%
Long term financial investments	596	574	22	3.83%
Investments in associates	146	167	(21)	-12.57%
Deferred tax assets	871	654	217	33.18%
Total current assets	2,738	2,381	357	14.99%
Inventories	99	114	(15)	-13.16%
Trade and other receivables	1,695	1,635	60	3.67%
Short term financial investments	81	55	26	47.27%
Cash and cash equivalents	863	577	286	49.57%
TOTAL ASSETS	16,914	17,136	(222)	-1.30%

EQUITY AND LIABILITIES	30.09.06	31.12.05	Variation
Total equity	6,892	6,927	(35)	-0.51%
Atributtable to equity holders of the parent company	3,082	3,164	(82)	-2.59%
Minority interest	3,810	3,763	47	1.25%
Non-current liabilities	7,766	7,589	177	2.33%
Deferred revenues	138	115	23	20.00%
Long term provisions	817	890	(73)	-8.20%
Long term financial debt	5,696	5,478	218	3.98%
Other non-current liabilities	123	122	1	0.82%
Deferred tax liabilities	992	984	8	0.81%
Current liabilities	2,256	2,620	(364)	-13.89%
Short term financial debt	947	1,208	(261)	-21.61%
Trade and other payables	1,309	1,412	(103)	-7.29%
TOTAL EQUITY AND LIABILITIES	16,914	17,136	(222)	-1.30%

CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS

(Unaudited)
Euro Million
	30.09.06	30.09.05	Variation
REVENUES	4,589	3,731	858	23.00%
Sales	4,499	3,670	829	22.59%
Other operating revenues	90	61	29	47.54%

PURCHASES AND SERVICES	2,246	1,838	408	22.20%
Energy purchases	1,276	1,027	249	24.25%
Fuel procurement costs	338	223	115	51.57%
Transmission expenses	274	281	(7)	(2.49%)
Other variable purchases and services	358	307	51	16.61%

GROSS MARGIN	2,343	1,893	450	23.77%

Work performed by the entity and capitalized	19	15	4	26.67%

Personnel expenses	282	240	42	17.50%

Other fixed operating expenses	417	345	72	20.87%

GROSS OPERATING INCOME (EBITDA)	1,663	1,323	340	25.70%

Depreciation and amortization	359	359

OPERATING INCOME (EBIT)	1,304	964	340	35.27%

FINANCIAL INCOME	(359)	(290)	(69)	23.79%
Net financial expenses	(374)	(362)	(12)	3.31%
Foreign exchange	15	72	(57)	(79.17%)

Share of profit of associates	8	6	2	33.33%

Income from other investments	1	4	(3)	(75.00%)

Income from asset sales	39	3	36	1200.00%

INCOME BEFORE TAXES	993	687	306	44.54%

Income tax	51	216	(165)	(76.39%)

PROFIT FOR THE PERIOD	942	471	471	100.00%
Attributable to the holders of the parent company	408	186	222	119.35%
Minority interest	534	285	249	87.37%

3Q CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	3Q 06	3Q 05	Variation
REVENUES	1,507	1,355	152	11.22%
Sales	1,466	1,339	127	9.48%
Other operating revenues	41	16	25	156.25%

PURCHASES AND SERVICES	751	656	95	14.48%
Energy purchases	425	392	33	8.42%
Fuel procurement costs	124	65	59	90.77%
Transmission expenses	90	100	(10)	-10.00%
Other variable purchases and services	112	99	13	13.13%

GROSS MARGIN	756	699	57	8.15%

Work performed by the entity and capitalized	6	5	1	20.00%

Personnel expenses	90	88	2	2.27%

Other fixed operating expenses	154	124	30	24.19%

GROSS OPERATING INCOME (EBITDA)	518	492	26	5.28%

Depreciation and amortization	123	126	(3)	-2.38%

OPERATING INCOME (EBIT)	395	366	29	7.92%

FINANCIAL INCOME	(115)	(122)	7	-5.74%
Net financial expenses	(111)	(121)	10	-8.26%
Foreign exchange	(4)	(1)	(3)	300.00%

Share of profit of associates		3	(3)	-100.00%

Income from other investments	1	1

Income from asset sales	5	5

INCOME BEFORE TAXES	286	253	33	13.04%

Income tax	36	86	(50)	-58.14%

NET INCOME	250	167	83	49.70%
Attributable to the holders of the parent company	106	72	34	47.22%
Minority interest	144	95	49	51.58%

STATEMENTS OF CASH FLOWS
LATIN AMERICA ELECTRICITY BUSINESS

(Unaudited)

Euro Million
	30.09.06	30.09.05
Consolidated income before income taxes	993	687
Amortization	359	359
Income from asset sales	(39)
Income tax	(250)	(193)
Provisions payments	(151)	(30)
Other results without cash flow effect	(1)	(57)
Cash Flow from operating activities	911	766

Change in deferred income tax	(5)	87
Change in operating assets/liabilities	(99)	(38)

Net cash provided by operating activities	807	815

Acquisitions of fixed and intangible assets	(632)	(360)
Disposal of fixed and intangible assets	81	18
Acquisiton of subsidiaries' stakes	(17)	(17)
Acquisitions of other investments	(32)	(77)
Disposal of other investments	18	46
Subsidies and other deferred income	31	20
Net cash used for investing activities	(551)	(370)

New long-term debt	1,064	443
Repayment of long-term debt	(237)	(325)
Net cash from financial debt with short term maturity	(536)	(414)
Dividends paid by the controlling company	(113)	(113)
Payments to minority shareholders	(131)	(80)
Other payments to minority shareholders		(247)
Net cash used for financing activities	47	(736)

Total net cash	303	(291)

Effects of exchange rate changes on cash and cash equivalents	(17)	109

Net increase in cash and cash equivalents	286	(182)

Cash and cash equivalents at beginning of period	577	811
Cash and cash equivalents at end of period	863	629

CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES

(Unaudited)

Euro Million
	30.09.06	30.09.05	Variation
REVENUES		2	(2)
Sales
Other operating revenues		2	(2)

PURCHASES AND SERVICES
Energy purchases
Fuel procurement costs
Transmission expenses
Other variable purchases and services

GROSS MARGIN		2	(2)

Work performed by the entity and capitalized

Personnel expenses		5	(5)

Other fixed operating expenses		3	(3)

GROSS OPERATING INCOME (EBITDA)		(6)	6

Depreciation and amortization		1	(1)

OPERATING INCOME (EBIT)		(7)	7

FINANCIAL INCOME		(55)	55
Net financial expenses		(52)	52
Foreign exchanges		(3)	3

Share of profit of associates		8	(8)

Income from other investments		2	(2)

Income from asset sales	196	18	178

INCOME BEFORE TAXES	196	(34)	230

Income tax	25	(70)	95

PROFIT FOR THE PERIOD	171	36	135
Attributable to the holders of the parent company	171	36	135
Minority interest

Consolidated Balance Sheet Spain & Portugal by business line for the period ended September 30, 2006

(Unaudited)

Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
ASSETS	Supply	Distribution	Services & Adjustments
Total fixed assets	12,889	10,830	4,170	27,889
Utility plant	9,376	9,155	427	18,958
Investment property		4		4
Intagible asset	665	132	73	870
Goodwill	59			59
Long term financial investments	1,510	438	3,324	5,272
Investments in associates	355	13	121	489
Deferred tax assets	924	1,088	225	2,237
Total current assets	2,330	1,792	178	4,300
Inventories	533	24		557
Cash and cash equivalents	92	6	115	213
Other current assets	1,705	1,762	63	3,530
TOTAL ASSETS	15,219	12,622	4,348	32,189

EQUITY AND LIABILITIES
Total equity	4,619	2,124	(535)	6,208
Atributtable to equity holders of the parent company	4,594	2,112	(628)	6,078
Minority interest	25	12	93	130
Non-current liabilities	6,987	8,525	6,580	22,092
Deferred revenues	206	1,978	(23)	2,161
Preferred shares			1,427	1,427
Long term provisions	1,611	1,800	309	3,720
Long term financial debt	4,777	4,337	4,686	13,800
Other non-current liabilities	115	310	52	477
Deferred tax liabilities	278	100	129	507
Current liabilities	3,613	1,973	(1,697)	3,889
Short term financial debt	533	171	(1,667)	(963)
Trade and other payables	3,080	1,802	(30)	4,852
TOTAL EQUITY AND LIABILITIES	15,219	12,622	4,348	32,189

Consolidated Balance Sheet Spain & Portugal by business line for the period ended December 31, 2005

(Unaudited)

Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
ASSETS	Supply	Distribution	Services & Adjustments
Total fixed assets	11,858	10,220	2,429	24,507
Utility plant	9,153	8,592	431	18,176
Investment property		4		4
Intagible asset	539	142	39	720
Goodwill	148			148
Long term financial investments	841	379	1,568	2,788
Investments in associates	273	11	86	370
Deferred tax assets	904	1,092	305	2,301
Total current assets	4,237	2,003	(543)	5,697
Inventories	534	19	(5)	548
Cash and cash equivalents	121	25	1,386	1,532
Other current assets	3,582	1,937	(1,924)	3,595
Assets held for sale		22		22
TOTAL ASSETS	16,095	12,223	1,886	30,204

EQUITY AND LIABILITIES
Total equity	4,619	2,124	(535)	6,208
Atributtable to equity holders of the parent company	4,594	2,112	(628)	6,078
Minority interest	25	12	93	130
Non-current liabilities	6,987	8,525	6,580	22,092
Deferred revenues	206	1,978	(23)	2,161
Preferred shares			1,427	1,427
Long term provisions	1,611	1,800	309	3,720
Long term financial debt	4,777	4,337	4,686	13,800
Other non-current liabilities	115	310	52	477
Deferred tax liabilities	278	100	129	507
Current liabilities	3,613	1,973	(1,697)	3,889
Short term financial debt	533	171	(1,667)	(963)
Trade and other payables	3,080	1,802	(30)	4,852
TOTAL EQUITY AND LIABILITIES	15,219	12,622	4,348	32,189

Consolidated Statement of Income Spain & Portugal by business line for the period ended September 30, 2006

(Unaudited)

Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
	Supply	Distribution	Services & Adjustments
REVENUES	6,769	1,616	(575)	7,810
Sales	6,286	1,522	(573)	7,235
Other operating revenues	483	94	(2)	575

PURCHASES AND SERVICES	3,965	109	(603)	3,471
Energy purchases	869	3	(105)	767
Fuel procurement costs	1,695			1,695
Transmission expenses	719		(447)	272
Other variable purchases and services	682	106	(51)	737

GROSS MARGIN	2,804	1,507	28	4,339

Work performed by the entity and capitalized	11	90	4	105

Personnel expenses	278	358	122	758

Other fixed operating expenses	524	375	(139)	760

GROSS OPERATING INCOME (EBITDA)	2,013	864	49	2,926

Depreciation and amortization	471	330	13	814

OPERATING INCOME (EBIT)	1,542	534	36	2,112

FINANCIAL INCOME	(117)	(155)	(53)	(325)
Net financial expenses	(112)	(155)	(57)	(324)
Foreign exchanges	(5)		4	(1)

Share of profit of associates	51	2		53

Income from other investments		1	7	8

Income from asset sales	30	234	(46)	218

INCOME BEFORE TAXES	1,506	616	(56)	2,066

Income tax	458	127	(31)	554

PROFIT FOR THE PERIOD	1,048	489	(25)	1,512
Attributable to the holders of the parent company	1,044	486	(27)	1,503
Minority interest	4	3	2	9

Consolidated Statement of Income Spain & Portugal by business line for the period ended September 30, 2005

(Unaudited)

Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
	Supply	Distribution	Services & Adjustments
REVENUES	5,826	1,436	(611)	6,651
Sales	5,434	1,350	(609)	6,175
Other operating revenues	392	86	(2)	476

PURCHASES AND SERVICES	3,538	70	(616)	2,992
Energy purchases	755	2	(108)	649
Fuel procurement costs	1,493			1,493
Transmission expenses	604		(428)	176
Other variable purchases and services	686	68	(80)	674

GROSS MARGIN	2,288	1,366	5	3,659

Work performed by the entity and capitalized	5	88	7	100

Personnel expenses	239	331	103	673

Other fixed operating expenses	463	360	(117)	706

GROSS OPERATING INCOME (EBITDA)	1,591	763	26	2,380

Depreciation and amortization	425	310	11	746

OPERATING INCOME (EBIT)	1,166	453	15	1,634

FINANCIAL INCOME	(118)	(161)	(80)	(359)
Net financial expenses	(119)	(161)	(76)	(356)
Foreign exchanges	1		(4)	(3)

Share of profit of associates	40	2		42

Income from other investments	(3)	3	2	2

Income from asset sales	13	99	(10)	102

INCOME BEFORE TAXES	1,098	396	(73)	1,421

Income tax	315	75	(26)	364

PROFIT FOR THE PERIOD	783	321	(47)	1,057
Attributable to the holders of the parent company	781	318	(48)	1,051
Minority interest	2	3	1	6

MAIN GLOBAL CONSOLIDATED COMPANIES AS OF SEPTEMBER 2006

ENDESA, S.A.
E. GENERACIÓN
GESA II
UNELCO II
CARBOEX
ECYR
E. RED
E.O.S.C.
E. DISTRIB. ELEC.
DEPCSA
ENDESA GAS
E. ENERGÍA
E. ENERGIA XXI
E. NETWORK FACTORY
E. EUROPA
E. ITALIA
E. TRADING
SNET
CE TEVEROLA
CE FERRARA
E. FINANC FILIAL
IEBV
E. CAPITAL FINANCE
TENEGUÍA
E. PARTICIPADAS
E. SERVICIOS
E. INTERNAC.
C. DOCK SUD
PIURA
ENERSIS
CHILECTRA
ENDESA CHILE
SAN ISIDRO
CELTA
PEHUENCHE
PANGUE
C.H. BETANIA
EMGESA
E. COSTANERA
H. EL CHOCON
EDEGEL
E. BRASIL
CACHOEIRA
CIEN
AMPLA
COELCE
FORTALEZA
CODENSA
EDESUR
EDELNOR
% control
% economic